                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-93441
PROSPECTUS
                                2,700,000 Shares

                                 [Scient Logo]

                                  COMMON STOCK

                           -------------------------

SCIENT CORPORATION IS OFFERING 1,850,000 SHARES OF ITS COMMON STOCK AND THE SELLING STOCKHOLDERS ARE OFFERING 850,000 SHARES.

                           -------------------------

OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "SCNT." ON JANUARY 20, 2000, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $89 3/8 PER SHARE.

                           -------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                           -------------------------

                               PRICE $88 A SHARE
                           -------------------------

                                                         UNDERWRITING                               PROCEEDS TO
                                      PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                       PUBLIC             COMMISSIONS      SCIENT CORPORATION      STOCKHOLDERS
                                      --------           -------------     ------------------      ------------
Per Share..................            $88.00                $4.18               $83.82               $83.82
Total......................         $237,600,000          $11,286,000         $155,067,000          $71,247,000

Selling stockholders have granted the underwriters the right to purchase up to an additional 405,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on January 26, 2000.

                           -------------------------

MORGAN STANLEY DEAN WITTER

        CHASE H&Q
                LEHMAN BROTHERS
                        MERRILL LYNCH & CO.
                               THOMAS WEISEL PARTNERS LLC
January 20, 2000

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    4
Risk Factors........................    7
Use of Proceeds.....................   17
Dividend Policy.....................   17
Price Range of Common Stock.........   17
Capitalization......................   18
Dilution............................   19
Selected Financial Data.............   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   21

                                      PAGE
                                      ----
Business............................   29
Management..........................   44
Certain Transactions................   58
Principal and Selling
  Stockholders......................   61
Description of Capital Stock........   63
Shares Eligible for Future Sale.....   65
Underwriters........................   67
Legal Matters.......................   69
Experts.............................   69
Additional Information..............   69
Index to Financial Statements.......  F-1

                           -------------------------

     Scient Corporation was originally incorporated in California on November 7, 1997 and reincorporated in Delaware on May 5, 1999. Our principal executive offices are located at One Front Street, 28th Floor, San Francisco, California 94111 and our telephone number is (415) 733-8200. Our World Wide Web address is www.scient.com. The information on our website is not incorporated by reference into this prospectus.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

     In this prospectus, "Scient," "we," "us" and "our" refer to Scient Corporation. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. All of the information in this prospectus gives effect to the two-for-one stock split effected on December 3, 1999.

     We use the following trademarks of Scient in this prospectus: Scient, the Scient logo, the Scient Approach, The eBusiness Systems Innovator and New Bottom Line. This prospectus also includes trademarks of other companies.

                               PROSPECTUS SUMMARY

     You should read this summary together with the more detailed information about our company, the common stock being sold in this offering and our consolidated financial statements and notes appearing elsewhere in this prospectus.

OUR COMPANY

     Scient is a leading provider of the new category of professional services called systems innovation. We provide integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. eBusinesses are businesses that combine the reach and efficiency of the Internet with both emerging and existing technologies to enable companies to strengthen relationships with customers and business partners, create new revenue opportunities, reduce costs, improve operating efficiencies, optimize supply chains, shorten cycle times and improve communications. Our services include strategy consulting, customer experience design, systems architecture, application and technology infrastructure development and asset-based services. Our services are designed to rapidly improve and sustain a client's competitive position through the development of innovative business strategies enabled by the integration of emerging and existing technologies. We have developed a methodology, the Scient Approach, that provides a framework for each stage of a client engagement from helping the client conceive its strategy to architecting, engineering and operating and extending its eBusiness. We believe that our integrated methodology allows us to deliver reliable, robust, secure, scalable and extensible systems innovation in rapid timeframes.

     We have performed professional services for over 65 clients, including BenefitPoint, Carstation.com, Chase Manhattan, First Union, Hambrecht & Quist, homestore.com, InnoVentry, Johnson & Johnson, living.com, Miadora, Nasdaq, PlanetRx.com, sales.com, sephora.com, Washington Mutual Bank, WineShopper.com and several telecommunications companies.

OUR MARKET OPPORTUNITY

     Scient believes that most companies seeking to build or enhance their eBusiness capabilities require a professional services provider with a broad range of integrated capabilities. Such a services provider must provide strategic industry insights combined with extensive technological skills to design and create applications, technology infrastructure and business systems that are reliable, robust, secure, scalable and extensible. Moreover, it must have a structured approach and the skills necessary to achieve the rapid innovation and deployment of eBusinesses demanded by today's competitive marketplace. Such a skill set must include the ability to understand and integrate a wide spectrum of both emerging and existing technologies. Scient believes that many existing service providers are not well suited to address the broad range of challenges posed by eBusiness because they lack the necessary combination of strategic consulting and technological expertise. As a result, Scient believes that there is a growing need for the new category of professional services called systems innovation.

     Scient provides the integrated services required to rapidly design, build and improve eBusinesses. We provide strategy consulting that combines expertise in eBusiness with market-specific knowledge in order to produce a combined business and technology strategy for our clients. We also architect and build applications and technology infrastructure that support a wide variety of eBusiness functions. We believe that we have a set of integrated skills that enable our clients to create or enhance competitive eBusinesses in rapid timeframes. This skill set includes:

     - A broad range of integrated strategy and technology capabilities;

     - Strategic industry insight;

     - Extensive skill with both emerging and existing technologies;

     - Customer experience design expertise;

     - Back-end integration skills;

     - Networking and security expertise;

     - Remote systems management, release management, customer intelligence management and customer experience management;

     - A structured and integrated approach to client engagements;

     - Rapid deployment and execution capabilities; and

     - Knowledge management expertise.

OUR STRATEGY

     Scient's objective is to build upon its position as a leader in systems innovation. Our strategies for achieving that objective are as follows:

     Target Critical Engagements for Emerging eBusiness Leaders. To continue to differentiate our services, we intend to continue to be selective with respect to the clients we serve and the engagements we undertake, and focus on engagements that are critical to the efforts of emerging market leaders building and enhancing innovative eBusinesses.

     Hire and Retain Outstanding Professionals and Maintain a Culture that Fosters Innovation. We place a strong focus on attracting, hiring, developing and retaining outstanding professionals. We also focus on maintaining a one-firm culture that fosters innovation and emphasizes professional development.

     Target Potential Clients Through Market-Specific Business Units. Our marketing and sales strategy includes targeting potential clients through market-specific business units that operate globally. Thus far, we have established six market-specific business units through which we market and sell our services, including Financial Services, eMarkets, Enterprise, Telecommunications, Retail and Consumer Products and Media and Entertainment. We intend to add additional market-specific business units as our capabilities and client opportunities warrant.

     Establish Global Presence to Support Emerging eBusiness Leaders. In order to better serve the needs of enterprises operating on a worldwide basis, we intend to expand our geographic presence within the United States and abroad. In addition to our offices in San Francisco, New York and Dallas, we recently opened offices in Boston, Chicago, Sunnyvale, Austin, London and Singapore.

     Continue to Develop and Refine the Scient Approach Methodology and Knowledge Management. In order to capture, upgrade and refine our intellectual capital, including the Scient Approach methodology, we intend to continue to invest in our knowledge management processes and systems. We believe that these processes and systems will allow us to use our intellectual capital in order to accelerate the delivery of our services, reduce our costs and leverage our industry expertise.

RECENT DEVELOPMENTS

     For the quarter ended December 31, 1999, our revenues were $42.7 million, compared to revenues of $6.3 million for the quarter ended December 31, 1998. Our net loss for the quarter ended December 31, 1999 was $4.0 million, or $.07 per share, compared to a net loss of $3.7 million, or $.28 per share, for the quarter ended December 31, 1998.

                                  THE OFFERING

Common stock offered:
  Shares offered by us..........   1,850,000 shares
  Shares offered by the selling
  stockholders..................    850,000 shares
Total...........................   2,700,000 shares
Common stock to be outstanding
after the offering..............   72,104,204 shares
Over-allotment option granted by
selling stockholders............   405,000 shares
Use of proceeds.................   For general corporate purposes, including
                                   working capital and international expansion.
                                   See "Use of Proceeds."
Nasdaq National Market symbol...   SCNT

     The foregoing information is based on the number of shares outstanding as of September 30, 1999. Excludes 11,605,828 shares of common stock issuable upon exercise of outstanding options as of September 30, 1999 at a weighted average exercise price of $8.93, and 1,089,056 shares of common stock available for issuance under our 1999 Equity Incentive Plan as of September 30, 1999. See "Management -- Employee Stock Plans" and Notes 6 and 8 of Notes to Consolidated Financial Statements.

                             SUMMARY FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                        NOVEMBER 7,
                                                            1997
                                                        (INCEPTION)         YEAR        SIX MONTHS ENDED
                                                          THROUGH           ENDED         SEPTEMBER 30,
                                                         MARCH 31,        MARCH 31,    -------------------
                                                            1998            1999        1998        1999
                                                      ----------------    ---------    -------    --------
                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues............................................      $   179         $ 20,675     $ 5,018    $ 47,209
Total operating expenses............................        1,394           33,022       7,094      63,010
Loss from operations................................       (1,215)         (12,347)     (2,076)    (15,801)
Net loss............................................       (1,159)         (11,701)     (1,811)    (14,213)
Net loss per share:
  Basic and diluted.................................      $  (.10)        $   (.89)    $  (.15)   $   (.30)
  Weighted average shares...........................       11,894           13,198      12,136      46,828

     The following table presents our summary balance sheet as of September 30, 1999. The data in the "As Adjusted" column has been adjusted to reflect the sale of 1,850,000 shares of common stock offered by us at an offering price of $88.00 per share, after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                                               AS OF SEPTEMBER 30, 1999
                                                              --------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      ------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 49,986        $204,533
Long-term investments.......................................    22,160          22,160
Working capital.............................................    62,915         217,482
Total assets................................................   112,290         266,857
Bank borrowings and capital lease obligations, long-term....     2,028           2,028
Total stockholders' equity..................................    89,572         244,139

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Any of the following risks could seriously harm our business, financial condition or results of operations. As a result, these risks could cause the decline of the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

RISKS RELATED TO OUR BUSINESS

     WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE

     We incurred net losses of $14.2 million during the six months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of $27.1 million. We have not had a profitable quarter and may never achieve profitability. We also expect to continue to incur increasing sales and marketing, infrastructure development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Although our revenues have grown in recent quarters, we do not believe that we can sustain our historical growth rates. Accordingly, you should not view our historical growth rates as indicative of our future revenues.

     OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE

     Our quarterly revenues and operating results are volatile and difficult to predict. It is possible that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly.

     Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter. As a result, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. A number of factors are likely to cause these variations, including:

     - Our ability to obtain new and follow-on client engagements;

     - The amount and timing of expenditures by our clients for eBusiness services;

     - Our ability to attract, train and retain skilled management, strategic, technical, design, sales, marketing and support professionals;

     - Our employee utilization rate, including our ability to transition employees quickly to new or other existing engagements;

     - The introduction of new services by us or our competitors;

     - Changes in our pricing policies or those of our competitors;

     - Our ability to manage costs, including personnel costs and support services costs; and

     - Costs related to opening or expanding Scient offices.

     We derive all of our revenues from professional services, which we generally provide on a time and materials basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Since personnel and related costs constitute the substantial majority of our operating expenses and since we establish these expenses in advance of any particular quarter, underutilization of our professional services employees may cause significant reductions in our operating results for a particular quarter and could result in losses for such quarter. In addition, we have hired a large number of personnel in core support services, including knowledge management, recruiting, technology infrastructure and finance and administration, in order to support our anticipated growth. As a result, a significant portion of our operating expenses are fixed in the short term. Therefore, any failure to generate revenues according to our expectations in a particular quarter could result in losses or greater than expected losses for the quarter.

     Although we have limited historical financial data, we have experienced and expect to continue to experience seasonality in revenues from our eBusiness services. These seasonal trends may materially affect our quarter-to-quarter operating results. Revenues and operating results in our quarter ending December 31 are typically lower relative to our other quarters because there are a lower number of billable days in this quarter due to holidays and vacation days. In addition, operating expenses may increase in each quarter ending September 30, both in absolute terms and as a percentage of revenues, due to the potential hiring of large numbers of recent college graduates each year, which results in increased salary expenses before such new employees begin to generate substantial revenues for Scient.

     OUR ABILITY TO ATTRACT, TRAIN AND RETAIN QUALIFIED EMPLOYEES IS CRUCIAL TO OUR RESULTS OF OPERATIONS AND ANY FUTURE GROWTH

     Our future success depends in large part on our ability to hire, train and retain project and engagement managers, technical architects, strategists, engineers, design professionals, other technical personnel and sales and marketing professionals of various experience levels. Any inability to hire, train and retain a sufficient number of qualified employees could hinder the growth of our business. Skilled personnel are in short supply, and this shortage is likely to continue for some time. As a result, competition for these people is intense, and the industry turnover rate for them is high. In addition, we believe that prospective employees may perceive that the stock option component of our compensation package is not as valuable as that component was prior to our initial public offering. Consequently, we may have more difficulty hiring our desired numbers of qualified employees. Moreover, even if we are able to expand our employee base, the resources required to attract and retain such employees may adversely affect our operating margins. In addition, some companies have adopted a strategy of suing or threatening to sue former employees and their new employers. As we hire new employees from our current or potential competitors we may become a party to one or more lawsuits involving the former employment of one or more of our employees. Any future litigation against us or our employees, regardless of the outcome, may result in substantial costs and expenses to us and may divert management's attention away from the operation of our business.

     WE DEPEND ON OUR KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY ADVERSELY AFFECT OUR BUSINESS

     We believe that our success will depend on the continued employment of our key management and technical personnel. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more of our key management or technical personnel were unable or unwilling to continue in their present positions, such persons would be very difficult to replace and our business could be seriously harmed. Accordingly, the loss of one or more members of our senior management team could have a direct adverse impact on our future sales. In addition, if any of these key employees joins a competitor or forms a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house eBusiness capabilities may hire away some of our key employees. This would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.

     WE HAVE A LIMITED OPERATING HISTORY AND A LIMITED NUMBER OF COMPLETED ENGAGEMENTS THAT MAKE AN EVALUATION OF OUR BUSINESS DIFFICULT

     We were incorporated in November 1997 and began providing services to clients in February 1998. Our limited operating history makes an evaluation of our business and prospects very difficult. Companies in an early stage of development frequently encounter enhanced risks and unexpected expenses and difficulties. These risks, expenses and difficulties apply particularly to us because our market, eBusiness services, is new and rapidly evolving. Our long-term success will depend on our ability to achieve satisfactory results for our clients and to form long-term relationships with core clients. We have not been in operation long enough to judge whether our clients will perceive our work as being beneficial to their businesses or to form any long-term business relationships. Also, because of our limited operating history, our business reputation is based on a limited number of client engagements. All of our clients have only limited experience with the electronic business systems we have developed for them. Accordingly, there can be no assurance that the limited number of electronic business systems we have implemented will be successful in the longer term. If the electronic business systems we have implemented are not successful, our brand will be harmed and we may incur liability to our clients. If one or more of our clients for whom we have done substantial work suffers a significant failure or setback in its eBusiness, our business reputation could be severely damaged, whether or not such failure or setback was caused by our work or was within our control. Our ability to obtain new engagements, retain clients and recruit and retain highly-skilled employees could be seriously harmed if our work product or our clients' eBusinesses fail to meet the expectations of our clients.

     COMPETITION FROM BIGGER, MORE ESTABLISHED COMPETITORS WHO HAVE GREATER FINANCIAL RESOURCES COULD RESULT IN PRICE REDUCTIONS, REDUCED PROFITABILITY AND LOSS OF MARKET SHARE

     Competition in the eBusiness services market is intense. If we fail to compete successfully against current or future competitors, our business, financial condition and operating results would be seriously harmed. We compete against companies selling eBusiness software and services, and the in-house development efforts of companies seeking to engage in eBusiness. We expect competition to persist and intensify in the future. We cannot be certain that we will be able to compete successfully with existing or new competitors.

     Because relatively low barriers to entry characterize our market, we also expect other companies to enter our market. We expect that competition will continue to intensify and increase in the future. Some large information technology consulting firms have announced that they will focus more resources on eBusiness opportunities. Because we contract with our clients on an engagement-by-engagement basis, we compete for engagements at each stage of our methodology. There is no guarantee that we will be retained by our existing or future clients on later stages of work.

     The vast majority of our current competitors have longer operating histories, larger client bases, larger professional staffs, greater brand recognition and greater financial, technical, marketing and other resources than we do. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and they may also be able to devote more resources to the development, promotion and sale of their services than we can. Competitors that offer more standardized or less customized services than we do may have a substantial cost advantage, which could force us to lower our prices, adversely affecting our operating margins.

     Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop services that are superior to, or have greater market acceptance than, the services that we offer.

     FAILURE TO MANAGE OUR GROWTH MAY ADVERSELY AFFECT OUR BUSINESS

     We have grown rapidly and expect to continue to grow rapidly both by hiring new employees and serving new business and geographic markets. Our growth has placed, and will continue to place, a significant strain on our management and our operating and financial systems. Our headcount has grown from 121 as of September 30, 1998 to 661 as of September 30, 1999, and several members of our senior management team have recently joined Scient. We do not believe this growth rate is sustainable for the long-term. In addition, we recently opened several offices and expect to open additional offices in the future.

     Our personnel, systems, procedures and controls may be inadequate to support our future operations. In order to accommodate the increased number of engagements, number of clients and the increased size of our operations, we will need to hire, train and retain the appropriate personnel to manage our operations. We will also need to improve our financial and management controls, reporting systems and operating systems. We have recently implemented a new enterprise resource planning software system for human resource functions and some financial functions. We currently plan to redesign several internal systems, including recruiting and engagement management systems. We may encounter difficulties in transitioning to the new enterprise resource planning software system or in developing and implementing other new systems.

     POTENTIAL ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS

     We may acquire other businesses in the future, which may complicate our management tasks. We may need to integrate widely dispersed operations with distinct corporate cultures. Such integration efforts may not succeed or may distract our management from servicing existing clients. Our failure to manage acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our stockholders would be diluted if we finance the acquisitions by issuing equity or equity-linked securities.

     OUR PLANNED INTERNATIONAL OPERATIONS MAY BE EXPENSIVE AND MAY NOT SUCCEED

     We have limited experience in marketing, selling and supporting our services in foreign countries. Development of such skills may be more difficult or take longer than we anticipate, especially due to language barriers, currency exchange risks and the fact that the Internet infrastructure in foreign countries may be less advanced than the United States' Internet infrastructure. To date, we have not generated significant revenues from engagements with international clients. We recently opened offices in London and Singapore and we intend to expand our operations internationally in future periods by opening other international offices and hiring international management, strategic, technical, design, sales, marketing and support personnel.

     We may be unable to successfully market, sell, deliver and support our services internationally. If we are unable to expand our international operations successfully and in a timely manner, our business, financial condition and operating results could be seriously harmed. We will need to devote significant management and financial resources to our international expansion. In particular, we will have to attract and retain experienced management, strategic, technical, design, sales, marketing and support personnel for our international offices. Competition for such personnel is intense, and we may be unable to attract and retain qualified staff.

     Moreover, international operations are subject to a variety of additional risks that could seriously harm our financial condition and operating results. These risks include the following:

     - Problems in collecting accounts receivable;

     - The impact of recessions in economies outside the United States;

     - Longer payment cycles;

     - Fluctuations in currency exchange rates;

     - Restrictions on the import and export of certain sensitive technologies, including data security and encryption technologies that we may use; and

     - Seasonal reductions in business activity in certain parts of the world, such as during the summer months in Europe.

     WE HAVE RELIED AND EXPECT TO CONTINUE TO RELY ON A LIMITED NUMBER OF CLIENTS FOR A SIGNIFICANT PORTION OF OUR REVENUES

     We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of clients. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could seriously harm our business, financial condition and operating results. For the six months ended September 30, 1999, our five largest clients accounted for approximately 38% of our revenues. The volume of work that we perform for a specific client is likely to vary from period to period, and a significant client in one period may not use our services in a subsequent period.

     OUR LACK OF LONG-TERM CONTRACTS WITH CLIENTS REDUCES THE PREDICTABILITY OF OUR REVENUES

     Our clients retain us on an engagement-by-engagement basis, rather than under long-term contracts. As a result, our revenues are difficult to predict. Because we incur costs based on our expectations of future revenues, our failure to predict our revenues accurately may seriously harm our financial condition and results of operations. Although it is our goal to design and build complete eBusiness systems for our clients, we are frequently retained to design and build discrete segments of an overall eBusiness system on an engagement-by-engagement basis. Since large client projects involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that the client will cancel or delay additional planned projects. Such cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to general business or financial conditions of the client. For example, many of our current or potential clients that are in the early stages of development may be unable to retain our services because of financial constraints. In addition, our existing clients can generally reduce the scope of or cancel their use of our services without penalty and with little or no notice. If a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, we must be able to rapidly redeploy our employees to other engagements in order to minimize underutilization of employees and the resulting harm to our operating results. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress.

     WE MAY LOSE MONEY ON FIXED-FEE CONTRACTS

     If we miscalculate the resources or time we need to complete engagements with capped or fixed fees, our operating results could be seriously harmed. The risk of such miscalculations for us is high because we work with complex technologies in compressed timeframes, and therefore it is difficult to judge the time and resources necessary to complete a project. To date, we have generally entered into contracts with our clients on a time and materials basis, though we sometimes work on a fixed-fee basis or cap the amount of fees we may invoice on time and material contracts without client consent.

     WE SOMETIMES AGREE NOT TO PERFORM SERVICES FOR OUR CLIENTS' COMPETITORS

     We sometimes agree not to perform services for competitors of our clients for limited periods of time, which have been as long as two years. These non-compete agreements reduce the number of our prospective clients and the number of potential sources of revenue. In addition, these agreements increase the significance of our client selection process because many of our clients compete in markets where only a limited number of players gain meaningful market share. If we agree not to perform services for a particular client's competitors and our client fails to capture a significant portion of its market, we are unlikely to receive future revenues in that particular market.

     OUR EFFORTS TO DEVELOP BRAND AWARENESS OF OUR SERVICES MAY NOT BE
     SUCCESSFUL

     An important element of our business strategy is to develop and maintain widespread awareness of the Scient brand name. To promote our brand name, we plan to increase our advertising and marketing expenditures, which may cause our operating margins to decline. Moreover, our brand may be closely associated with the business success or failure of some of our high-profile clients, many of whom are pursuing unproven business models in competitive markets. As a result, the failure or difficulties of one of our high-profile clients may damage our brand. If we fail to successfully promote and maintain our brand name or incur significant related expenses, our operating margins and our growth may decline.

     OUR FAILURE TO MEET CLIENT EXPECTATIONS OR DELIVER ERROR-FREE SERVICES COULD RESULT IN LOSSES AND NEGATIVE PUBLICITY

     Our client engagements involve the creation, implementation and maintenance of eBusiness systems and other applications that are often critical to our clients' businesses. Any defects or errors in these applications or failure to meet clients' expectations could result in:

     - Delayed or lost revenues due to adverse client reaction;

     - Requirements to provide additional services to a client at no charge;

     - Negative publicity regarding us and our services, which could adversely affect our ability to attract or retain clients; and

     - Claims for substantial damages against us, regardless of our responsibility for such failure.

     Our contracts generally limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any such large claim against us could seriously harm our business, financial condition and operating results.

     OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO KEEP PACE WITH THE LATEST TECHNOLOGICAL CHANGES

     Our market and the enabling technologies used by our clients are characterized by rapid technological change. Failure to respond successfully to these technological developments, or to respond in a timely or cost-effective way, will result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenues from creating eBusiness systems that are based upon today's leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, we must hire, train and retain technologically knowledgeable professionals so that they can fulfill the increasingly sophisticated needs of our clients.

     WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     We cannot guarantee that the steps we have taken or will take to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks or other proprietary information or intellectual property, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States, so as our business continues to expand into foreign countries, risks associated with protecting our intellectual property will increase.

     A FEW INDIVIDUALS OWN MUCH OF OUR STOCK

     After this offering, our directors, executive officers and their affiliates will beneficially own, in the aggregate, approximately 58% of our outstanding common stock. As a result, these stockholders are able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as acquisitions, and to block an unsolicited tender offer. Accordingly, this concentration of ownership could have the effect of delaying or preventing a third party from acquiring control over us at a premium over the then-current market price of our common stock.

     WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS

     Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of Scient that a stockholder may consider favorable. These provisions include:

     - "Blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - A classified board of directors with staggered, three-year, terms, which may lengthen the time required to gain control of our board of directors;

     - Prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

     - Requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

     - Limitations on who may call special meetings of stockholders;

     - Prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of the stockholders; and

     - Advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     In addition, Section 203 of the Delaware General Corporation Law and our stock incentive plans may discourage, delay or prevent a change in control of Scient.

     INVESTMENTS MADE BY SCIENT CAPITAL MAY CAUSE SOME POTENTIAL CLIENTS TO NOT USE OUR SERVICES

     We make investments in some of our clients through our wholly owned subsidiary, Scient Capital. Competitors of our clients may be discouraged from using our services if they perceive these investments as creating a conflict of interest that would result in us not providing the same level of service to these competitors if they became our clients. If potential clients hold this perception, we may not be able to increase our customer base as we would otherwise be able to, which could harm our business and results of operations.

RISKS RELATED TO THE SYSTEMS INNOVATION INDUSTRY

     OUR SUCCESS WILL DEPEND ON THE CONTINUED DEVELOPMENT OF A MARKET FOR SYSTEMS INNOVATION SERVICES

     We cannot be certain that a viable market for systems innovation services will be sustainable. If a viable and sustainable market for our systems innovation services does not continue to develop, Scient will fail. Even if a systems innovation services market continues to develop, we may not be able to differentiate our services from those of our competitors. If we are unable to differentiate our services from those of our competitors, our revenue growth and operating margins may decline.

     OUR SUCCESS DEPENDS ON INCREASED ADOPTION OF THE INTERNET AS A MEANS FOR COMMERCE

     Our future success depends heavily on the continued use and acceptance of the Internet as a means for commerce. The widespread acceptance and adoption of the Internet for conducting business is likely only in the event that the Internet provides businesses with greater efficiencies and improvements. If commerce on the Internet does not continue to grow, or grows more slowly than expected, our growth would decline and our business would be seriously harmed. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including:

     - Potentially inadequate network infrastructure;

     - Delays in the development of Internet enabling technologies and performance improvements;

     - Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

     - Delays in the development of security and authentication technology necessary to effect secure transmission of confidential information;

     - Changes in, or insufficient availability of, telecommunications services to support the Internet; and

     - Failure of companies to meet their customers' expectations in delivering goods and services over the Internet.

     INCREASING GOVERNMENT REGULATION COULD AFFECT OUR BUSINESS

     We are affected not only by regulations applicable to businesses generally, but also by laws and regulations directly applicable to eBusiness. Although there are currently few such laws and regulations, both state, federal and foreign governments may adopt a number of these laws and regulations. Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance as a communications and commercial medium. If such a decline occurs, companies may decide in the future not to use our services to create an electronic business channel. This decrease in the demand for our services would seriously harm our business and operating results.

     Any new laws and regulations may govern or restrict any of the following issues:

     - User privacy;

     - The pricing and taxation of goods and services offered over the Internet;

     - The content of websites;

     - Consumer protection; and

     - The characteristics and quality of products and services offered over the Internet.

     For example, the Telecommunications Act of 1996 prohibits the transmission of certain types of information and content over the Internet. The scope of the Act's prohibition is currently unsettled. In addition, although courts recently held unconstitutional substantial portions of the Communications Decency Act, federal or state governments may enact, and courts may uphold, similar legislation in the future. Future legislation could expose companies involved in Internet commerce to liability.

RISKS RELATED TO THE SECURITIES MARKETS

     WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE

     We may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

     - Open new offices in the United States or internationally;

     - Create additional market-specific business units;

     - Enhance our infrastructure and leveragable assets;

     - Hire, train and retain employees;

     - Respond to competitive pressures or unanticipated requirements; or

     - Pursue acquisition opportunities.

     Our failure to do any of these things could seriously harm our financial condition.

     OUR STOCK PRICE IS VOLATILE

     Prior to our initial public offering in May 1999, our stock could not be bought or sold publicly. The market price may vary in response to any of the following factors, some of which are beyond our control:

     - Changes in financial estimates or investment recommendations relating to our stock by securities analysts;

     - Changes in market valuations of other eBusiness software and service providers or electronic businesses;

     - Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - Loss of a major client;

     - Additions or departures of key personnel; and

     - Fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the traditionally volatile technology sector.

     WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Due to the potential volatility of our stock price, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our financial condition and operating results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include those listed under "Risk Factors" and elsewhere in this prospectus.

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS


     The net proceeds to Scient from the sale of the 1,850,000 shares of common stock offered by us are estimated to be approximately $154.6 million, based on the offering price of our common stock of $88.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses of approximately $500,000 payable by Scient. We will not receive any proceeds from the sale of shares by the selling stockholders.


     We expect to use the net proceeds for general corporate purposes, including working capital and international expansion. A portion of the net proceeds may also be used for the acquisition of businesses that are complementary to ours. We have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future. Pursuant to the terms of our credit facility, we are unable to pay dividends without first obtaining the written consent of our bank, which will not be unreasonably withheld.

                          PRICE RANGE OF COMMON STOCK

     Our common stock began trading publicly on the Nasdaq National Market on May 14, 1999 and is traded under the symbol "SCNT." The following table shows the high and low per share closing sale prices of our common stock, as reported by the Nasdaq National Market for the periods indicated.


                                                              COMMON STOCK PRICE
                                                              -------------------
                                                               HIGH         LOW
                                                              -------      ------
FISCAL YEAR ENDED MARCH 31, 2000
  First Quarter (beginning May 14, 1999)....................  $ 25.06      $15.13
  Second Quarter............................................    41.56       19.31
  Third Quarter.............................................   100.50       33.47
  Fourth Quarter (through January 20, 2000).................    90.88       66.50



     On January 20, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $89.38 per share, and on September 30, 1999, there were approximately 269 holders of record of the common stock.

                                 CAPITALIZATION


     The following table sets forth our short-term debt and capitalization as of September 30, 1999. The as adjusted information reflects the receipt of the estimated net proceeds from the sale by us of 1,850,000 shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes.



                                                              AS OF SEPTEMBER 30, 1999
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      -----------
                                                                   (IN THOUSANDS)
Short-term debt:
  Bank borrowings, current..................................  $  1,106       $  1,106
  Capital lease obligations, current........................       721            721
                                                              --------       --------
       Total short-term debt................................  $  1,827       $  1,827
                                                              ========       ========
Long-term debt:
  Bank borrowings, long-term................................  $  1,424       $  1,424
  Capital lease obligations, long-term......................       604            604
                                                              --------       --------
       Total long-term debt.................................     2,028          2,028
                                                              --------       --------
Stockholders' equity:
  Convertible preferred stock, $.0001 par value per share,
     10,000 shares authorized; no shares outstanding actual
     and as adjusted........................................        --             --
  Common stock, $.0001 par value per share, 125,000 shares
     authorized, 70,254 shares issued and outstanding
     actual; 72,104 shares outstanding as adjusted(1).......         7              7
  Additional paid-in capital................................   137,574        292,141
  Unearned compensation.....................................   (20,935)       (20,935)
  Accumulated deficit.......................................   (27,074)       (27,074)
                                                              --------       --------
       Total stockholders' equity...........................    89,572        244,139
                                                              --------       --------
          Total capitalization..............................  $ 91,600       $246,167
                                                              ========       ========


-------------------------
(1) The share numbers exclude:

     - 11,605,828 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 1999 at a weighted average exercise price of $8.93 per share; and

     - 1,089,056 shares of common stock available for issuance under our 1999 Equity Incentive Plan as of September 30, 1999.

                                    DILUTION

     The net tangible book value of our common stock as of September 30, 1999 was $89.6 million or approximately $1.27 per share. Net tangible book value per share represents the amount of our stockholders' equity less intangible assets, divided by 70,254,204 shares of common stock outstanding.


     Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of 1,850,000 shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom, our net tangible book value as of September 30, 1999, would have been $244.1 million or $3.40 per share. This represents an immediate increase in net tangible book value of $2.13 per share to existing stockholders and an immediate dilution in net tangible book value of $84.60 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:



Public offering price per share.............................            $ 88.00
  Net tangible book value per share at September 30, 1999...  $  1.27
  Increase per share attributable to new investors..........     2.13
                                                              -------
Net tangible book value per share after this offering.......               3.40
                                                                        -------
Dilution per share to new investors.........................            $ 84.60
                                                                        =======


     As of September 30, 1999, there were options outstanding to purchase a total of 11,605,828 shares of common stock at a weighted average exercise price of $8.93 per share under our stock option plans and stock purchase plan, and 1,089,056 shares of common stock available for issuance under the 1999 Equity Incentive Plan as of September 30, 1999. To the extent outstanding options are exercised, or available shares are issued, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and is qualified by reference to financial statements and notes thereto and appearing elsewhere in this prospectus. The statement of operations data for the period from November 7, 1997 (inception) through March 31, 1998 and the year ended March 31, 1999 and the balance sheet data at March 31, 1998 and March 31, 1999, are derived from, and are qualified by reference to, the audited financial statements of Scient included elsewhere in this prospectus. The selected financial data at September 30, 1999 and for the six months ended September 30, 1998 and 1999 have been derived from unaudited financial statements also included elsewhere in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the unaudited periods. The historical results are not necessarily indicative of results to be expected in any future period.

                                                   NOVEMBER 7,
                                                      1997
                                                   (INCEPTION)     YEAR       SIX MONTHS ENDED
                                                     THROUGH       ENDED       SEPTEMBER 30,
                                                    MARCH 31,    MARCH 31,   ------------------
                                                      1998         1999       1998       1999
                                                   -----------   ---------   -------   --------
                                                                                (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................    $   179     $ 20,675    $ 5,018   $ 47,209
Operating expenses:
  Professional services..........................        102       10,028      2,738     22,173
  Selling, general and administrative............      1,228       15,315      2,855     32,315
  Stock compensation.............................         64        7,679      1,501      8,522
                                                     -------     --------    -------   --------
          Total operating expenses...............      1,394       33,022      7,094     63,010
                                                     -------     --------    -------   --------
Loss from operations.............................     (1,215)     (12,347)    (2,076)   (15,801)
Interest income, net.............................         56          646        265      1,588
                                                     -------     --------    -------   --------
Net loss.........................................    $(1,159)    $(11,701)   $(1,811)  $(14,213)
                                                     =======     ========    =======   ========
Net loss per share:
  Basic and diluted..............................    $  (.10)    $   (.89)   $  (.15)  $   (.30)
                                                     =======     ========    =======   ========
  Weighted average shares........................     11,894       13,198     12,136     46,828
                                                     =======     ========    =======   ========

                                                             AS OF MARCH 31,          AS OF
                                                          ---------------------   SEPTEMBER 30,
                                                            1998        1999          1999
                                                          ---------   ---------   -------------
                                                                                   (UNAUDITED)
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.......   $3,301      $28,129      $ 49,986
Long-term investments...................................       --           --        22,160
Working capital.........................................    3,299       28,108        62,915
Total assets............................................    4,225       38,812       112,290
Bank borrowings and capital lease obligations,
  long-term.............................................       26        1,809         2,028
Total stockholders' equity..............................    3,805       29,977        89,572

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Our revenues are derived primarily from providing professional services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. We expect that our revenues will be driven primarily by the number and scope of our client engagements and by our professional services headcount. In the six months ended September 30, 1999, Chase Manhattan accounted for approximately 12% of our revenues. Revenues from any given client will vary from period to period; however, we expect that significant customer concentration will continue for the foreseeable future. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could seriously harm our business and results of operations.

     We generally provide our services on a time and materials basis. For the quarter ended September 30, 1999, approximately 84% of revenues were derived from time and materials contracts, including completed capped contracts that were recognized on a time and materials basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Revenues pursuant to fixed-fee type contracts are generally recognized as services are rendered using the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenues exclude reimbursable expenses charged to clients. Substantially all clients were located within North America and all revenues were denominated in U.S. dollars. As we expand internationally, we expect to generate a greater percentage of our revenues outside of North America, much of which will be denominated in foreign currencies.

     Professional services expenses consist primarily of compensation and benefits for our employees engaged in the delivery of professional services. Professional services margins reflect revenues less the professional services expenses whether or not the employee's time is billed to a client. We expect that our professional services expenses will increase over time due to wage increases and inflation. Our professional services margins are affected by trends in our ability to bill clients, defined as the percentage of professional services employees' time that is billed to clients, and, as such, will vary in the future. Any significant decline in fees billed to clients or the loss of a significant client would materially adversely affect our professional services margins. Client engagements currently average six to nine months' duration. If a client engagement ends earlier than we expect, we must re-deploy professional services personnel. Any resulting unbillable time will adversely affect professional services margins.

     Selling, general and administrative expenses consist of salaries, commissions, and related expenses for personnel engaged in sales; salaries and related expenses for recruiting, internal training, human resources, knowledge management, information technology, finance and administrative personnel; office facilities and information technology expenditures; professional fees; trade shows; promotional expenses; and other general corporate expenses. We expect selling, general and administrative expenses to increase in absolute dollars as we expand our direct sales force, continue expenditures on knowledge management and information technology infrastructure, open new offices, increase our recruiting efforts and incur additional costs related to the growth of our business and operation as a public company.

     Despite growth in our revenues, we have not been profitable and we expect to continue to incur net losses. Our net losses may not decrease proportionately with the increase in our revenues primarily because of increased expenses related to the expansion of the number of our offices, increased investment in our knowledge management and operations infrastructure, and increased marketing and sales efforts. To the extent that future revenues do not increase significantly in the same periods in which operating expenses increase, our operating results would be adversely affected.

     In July 1999 we established a wholly owned subsidiary, Scient Capital, which serves as an investment vehicle for us to make equity investments in clients who meet certain criteria. We believe that such equity investments may provide an opportunity to enhance our long-term relationships with these clients and may allow us to share in the potential appreciation of such clients' market value, which we believe may be enhanced by the services we provide to these clients. Scient Capital will be funded entirely by Scient on an as-needed basis. Investments will only be made in clients of Scient and will be made for a minority stake where a venture capital firm or private equity investor takes a lead role and sets valuation. It is our policy not to accept equity in place of standard engagement fees and not to discount standard engagement fees based on the opportunity to invest in a client. As of September 30, 1999, we have made minority investments in three of our clients.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, the relative composition of revenue and selected statements of operations data as a percentage of revenue:

                                        NOVEMBER 7, 1997                      SIX MONTHS ENDED
                                          (INCEPTION)                           SEPTEMBER 30,
                                            THROUGH          YEAR ENDED      -------------------
                                         MARCH 31, 1998    MARCH 31, 1999     1998        1999
                                        ----------------   --------------    -------    --------
                                                                                 (UNAUDITED)
Revenues...............................         100%               100%          100%        100%
Operating expenses:
  Professional services................          57                 49            54          47
  Selling, general and
     administrative....................         686                 74            57          68
  Stock compensation...................          35                 37            30          18
                                            -------           --------       -------    --------
Total operating expenses...............         778                160           141         133
                                            -------           --------       -------    --------
Loss from operations...................        (678)               (60)          (41)        (33)
Interest income, net...................          31                  3             5           3
                                            -------           --------       -------    --------
Net loss...............................        (647)%              (57)%         (36)%       (30)%
                                            =======           ========       =======    ========

SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

     REVENUES

     For the first six months of fiscal 2000, revenues increased to $47.2 million from $5.0 million during the comparable period of the prior fiscal year. These increases principally resulted from increases in both the number of clients and the scope of engagements.

     OPERATING EXPENSES

     Professional Services. For the first six months of fiscal 2000, professional services expenses increased to $22.2 million from $2.7 million during the comparable period of the prior fiscal year. These increases were primarily a result of increases in the number of professional services personnel.

     Selling, General and Administrative. For the first six months of fiscal 2000, selling, general and administrative expenses increased to $32.3 million from $2.9 million during the comparable period of the prior fiscal year. These increases were primarily due to expenses related to the addition of sales, marketing, recruiting, knowledge management, information technology, finance and administration personnel and the costs of leasing additional office space to support our growth.

     Stock Compensation. We have recorded stock compensation for the difference between the exercise price of certain stock option grants and the deemed fair value of our common stock at the time of such grants. We are amortizing this amount over the vesting periods of the applicable options, resulting in stock compensation expense of $8.5 million and $1.5 million for the six months ended September 30, 1999 and 1998, respectively.

     INTEREST INCOME, NET

     For the first six months of fiscal 2000, interest income, net increased to $1.6 million from $265,000 during the comparable period of the prior fiscal year. The increase was due primarily to higher interest-bearing cash balances in the 1999 period resulting from our financing activities, including our initial public offering, partially offset by interest expense generated from our increased drawings under our lines of credit.

     PROVISION FOR INCOME TAXES

     From inception through September 30, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of September 30, 1999, we had approximately $12 million of federal and state net operating loss carryforwards to offset future taxable income which expire in varying amounts beginning in 2018 and 2006, respectively. Given our limited operating history, losses incurred to date, and the difficulty in accurately forecasting our future results, we do not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Accordingly, a full valuation allowance has been recorded.

INCEPTION PERIOD AND YEAR ENDED MARCH 31, 1999

     REVENUES

     The increase in revenues in the year ended March 31, 1999 compared to the Inception Period reflected the introduction of our eBusiness professional services in February 1998, the increase in the number of clients and wider scope of engagements during the year ended March 31, 1999 compared to the Inception Period, our increased capacity due to increased investment in our sales and professional services organizations, and the comparison of a full year period to a partial year period.

     OPERATING EXPENSES

     Professional Services. Our professional services expenses increased in absolute dollars in the year ended March 31, 1999 compared to the Inception Period, primarily as a result of increases in the number of professional services personnel, and the comparison of a full year period to a partial year period.

     Selling, General and Administrative. Selling, general and administrative expenses increased in absolute dollars in the year ended March 31, 1999 compared to the Inception Period. The increase was primarily due to expenses related to the addition of sales, marketing, recruiting, knowledge management, technology, finance and administration personnel, the cost of leasing additional office space to support our growth, and the comparison of a full year period to a partial year period.

     Stock Compensation. In the Inception Period and the year ended March 31, 1999, we recorded aggregate unearned stock compensation of $1.6 million and $33.4 million, respectively, in connection with stock option grants. This increase was primarily a result of increases in the number of options granted due to the increased hiring of employees and the comparison of a full year period to a partial year period. Stock compensation expense is being recognized over the vesting period of the related options (generally four years). During the Inception Period and the year ended March 31, 1999, we recognized stock compensation of $64,000 and $7.7 million, respectively. This increase was primarily a result of increases in the number of options granted due to increased hiring of employees and the comparison of a full year period to a partial year period.

     INTEREST INCOME, NET

     Interest income increased in the year ended March 31, 1999 compared to the Inception Period. This increase was due primarily to interest income earned over a full year period versus a partial year period and higher interest bearing funds in the full year period resulting from our private financing activities during 1998 and 1999.

     PROVISION FOR INCOME TAXES

     From inception through March 31, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of March 31, 1999, we had approximately $4.6 million of federal and state net operating loss carryforwards to offset future taxable income which expire in varying amounts beginning in 2018 and 2006, respectively. Given our limited operating history, losses incurred to date, and the difficulty in accurately forecasting our future results, we do not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Accordingly, a 100% valuation allowance has been recorded.

QUARTERLY RESULTS OF OPERATIONS

     Given our limited operating history and the fact that we did not begin to generate significant amounts of revenues until the fiscal year ended March 31, 1999, we do not believe that year-over-year comparisons for our financial results are meaningful; therefore, we have included the results from operations on a quarterly basis.

     The following tables set forth a summary of our unaudited quarterly operating results for each of our six most recently ended fiscal quarters. We have derived this information from our unaudited interim consolidated financial statements, which, in the opinion of our management, have been prepared on a basis consistent with our financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation in accordance with generally accepted accounting principles when read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarter operating results are not necessarily indicative of future results of operations.

                                                         THREE MONTHS ENDED
                           ------------------------------------------------------------------------------
                           JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                             1998         1998            1998         1999        1999         1999
                           --------   -------------   ------------   ---------   --------   -------------
                                                           (IN THOUSANDS)
Revenues.................  $ 1,924       $ 3,094        $ 6,270       $ 9,387    $16,404      $ 30,805
Operating expenses:
  Professional
     services............      942         1,796          3,000         4,290      7,940        14,233
  Selling, general and
     administrative......    1,225         1,630          4,852         7,608     13,105        19,212
  Stock compensation.....      358         1,143          2,355         3,823      4,348         4,173
                           -------       -------        -------       -------    -------      --------
          Total operating
             expenses....    2,525         4,569         10,207        15,721     25,393        37,618
                           -------       -------        -------       -------    -------      --------
Loss from operations.....     (601)       (1,475)        (3,937)       (6,334)    (8,989)       (6,813)
                           -------       -------        -------       -------    -------      --------
Interest income, net.....       78           187            196           185        596           992
                           -------       -------        -------       -------    -------      --------
Net loss.................  $  (523)      $(1,288)       $(3,741)      $(6,149)   $(8,393)     $ (5,821)
                           =======       =======        =======       =======    =======      ========
Net loss per share:
  Basic and diluted......  $  (.04)      $  (.10)       $  (.28)      $  (.40)   $  (.23)     $   (.10)
                           =======       =======        =======       =======    =======      ========
  Weighted average
     shares..............   12,096        12,310         13,474        15,246     36,810        55,848
                           =======       =======        =======       =======    =======      ========

                                                    AS A PERCENTAGE OF REVENUES
                           ------------------------------------------------------------------------------
                           JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                             1998         1998            1998         1999        1999         1999
                           --------   -------------   ------------   ---------   --------   -------------
Revenues.................    100%          100%           100%          100%       100%          100%
Operating expenses:
  Professional
     services............     49            58             48            46         48            46
  Selling, general and
     administrative......     64            53             77            81         80            62
  Stock compensation.....     18            37             38            41         27            14
                             ---           ---            ---           ---        ---           ---
          Total operating
             expenses....    131           148            163           168        155           122
                             ---           ---            ---           ---        ---           ---
Loss from operations.....   (31)          (48)           (63)          (68)       (55)          (22)
                             ---           ---            ---           ---        ---           ---
Interest income, net.....      4             6              3             2          4             3
                             ---           ---            ---           ---        ---           ---
Net loss.................   (27)          (42)           (60)          (66)       (51)          (19)
                             ===           ===            ===           ===        ===           ===

     REVENUES

     Our revenues increased in each of the quarterly periods presented. The increase in revenues in these periods reflected the increase in the number of clients and scope of engagements in each quarter and increased capacity due to increased investment in our sales and professional services organizations.

     OPERATING EXPENSES

     Professional Services. Our professional services expenses increased in absolute dollars in each of the quarterly periods presented. These increases were primarily a result of increases in the number of professional services personnel.

     Selling, General and Administrative. Selling, general and administrative expenses increased in absolute dollars in each of the quarterly periods presented. The increases were primarily due to expenses related to the addition of sales, marketing, recruiting, knowledge management, technology, finance and administration personnel and the costs of leasing additional office space to support our growth.

     Stock Compensation. Stock compensation expenses increased in each of the quarterly periods presented. These increases were primarily a result of increases in the number of options granted due to increased hiring of employees. See Note 8 of Notes to Consolidated Financial Statements.

     INTEREST INCOME, NET

     Interest income increased in each of the quarterly periods presented with the exception of the quarter ended March 31, 1999. These increases were due primarily to interest income earned on the invested portion of the proceeds of our private financing activities. Interest income was offset by insignificant interest expense generated from our increased drawings under our lines of credit necessary to support our internal growth.

LIQUIDITY AND CAPITAL RESOURCES

     We raised $62.7 million in May 1999 from an initial public offering of 6,900,000 shares of our common stock, net of underwriting discounts, commissions and issuance costs. The primary purposes of this offering were to obtain additional equity capital, create a public market for our common stock, and facilitate future access to public markets. We have used, and continue to expect to use the proceeds for general corporate purposes, including working capital. A portion of the proceeds may also be used for the acquisition of businesses that are complementary to ours. Pending such uses, we have invested the net proceeds of this offering in investment grade, interest-bearing securities. Prior to our initial public offering, we raised $30.9 million of equity capital from the sale of preferred stock, net of issuance costs.

     Cash used in operations for the Inception Period and each of the quarters from June 30, 1998, September 30, 1998, December 31, 1998 and March 31, 1999 was $1.2 million, $1.0 million, $1.1 million, $1.2 million and $1.3 million, respectively. Cash used in operating activities for each of the six months ended September 30, 1999 and 1998 was $18.8 million and $2.1 million, respectively. As of September 30, 1999, we had $50.0 million in cash, cash equivalents and short-term investments and $22.2 million in long-term investments. We expect that accounts receivable will continue to increase to the extent our revenues continue to rise. Any such increase that occurs at a greater rate than increases in revenues can be expected to reduce cash, cash equivalents and investments.

     Cash provided by financing activities was $66.2 million for the six months ended September 30, 1999 and consisted primarily of cash received for the sale of common stock through Scient's initial public offering. Cash provided by financing activities was $16.0 million for the six months ended September 30, 1998 and was primarily due to proceeds from a preferred stock offering of $14.8 million.

     Capital expenditures for the Inception Period and each of the quarters ended June 30, 1998, September 30, 1998, December 31, 1998 and March 31, 1999 were approximately $334,000, $392,000, $662,000, $604,000 and $2.1 million, respectively. Capital expenditures for the six months ended September 30, 1999 and 1998 was approximately $3.1 million and $1.1 million, respectively. These expenditures were primarily for computer equipment, software, and furniture and fixtures. We expect that capital expenditures will continue to increase to the extent we continue to increase our headcount, increase the number of offices and expand our operations.

     We have a revolving line of credit for $8.0 million with a bank. Borrowings under this line of credit bear interest at the bank's prime rate plus .5%. As of September 30, 1999, there were no outstanding borrowings under this line of credit. The amount available at September 30, 1999 was $1.9 million. Ten standby letters of credit totaling $7.4 million have been issued against this line of credit to secure office space. We also have a capital equipment line with a bank for $4.0 million. As of September 30, 1999, borrowings under this capital equipment line were approximately $2.5 million. The amount available at

September 30, 1999 was $1.5 million. Borrowings under this capital equipment line bear interest at the bank's prime rate plus 1.0%. This agreement requires that we maintain certain financial ratios and levels of tangible net worth, profitability and liquidity.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. We adopted SOP 98-1 effective April 1, 1999. Such adoption did not have a significant effect on our results of operations.

     In June 1998 and 1999, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" and SFAS No. 137, "Accounting for Derivatives and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133" ("SFAS 133"), respectively. SFAS 133 is effective for all fiscal quarters beginning with the quarter ending June 30, 2000. SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We will adopt SFAS 133 in the quarter ending June 30, 2000 and do not expect such adoption to have an impact on our results of operations, financial position or cash flows.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Scient does not believe that there is any material risk exposure with respect to derivative or other financial instruments.

YEAR 2000 READINESS

     Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Consequently, on or after January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need to be upgraded to comply with such "Year 2000" requirements. Issues related to the change in century could continue to arise after January 1, 2000.

     Although we believe that our principal internal systems are Year 2000 compliant, some of our non-critical systems are not yet certified. We have received Year 2000 compliance statements from the suppliers of some of our principal internal systems, and have sought similar statements from other vendors. Scient has developed a Year 2000 readiness program, which includes our assessment of our internal systems as well as those of third parties with whom we have material interactions. Because we and our clients are dependent, to a substantial degree, upon the proper functioning of our computer systems and those of third parties with whom we have material interactions in our operations, a failure of such systems to correctly recognize dates beyond December 31, 1999 could materially disrupt our operations, which could seriously harm our business, financial condition and operating results.

     The Year 2000 problem may also affect software or code that we develop or third-party software products that are incorporated into the business systems that we create for our clients. Although our clients license software directly from third parties, we generally discuss Year 2000 issues with these suppliers and sometimes perform internal testing on their products, but we do not guarantee that the software licensed by these suppliers is Year 2000 compliant. Any failure on our part to provide Year 2000 compliant eBusiness systems to our clients could result in financial loss, harm to our reputation and liability to others and could seriously harm our business, financial condition and operating results.

     We do not currently have any information concerning the general Year 2000 compliance status of our clients, nor do we intend to examine our clients for general Year 2000 compliance. Our current or potential clients may incur significant expenses to achieve Year 2000 compliance. If our clients are not

Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential clients could have for purchases of our services. As a result, our business, financial condition and operating results could be seriously harmed.

     We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to Year 2000 compliance for administrative personnel to manage the engagement, outside contractor assistance, engineering and client satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business, financial condition and operating results, including:

     - Operational disruptions and inefficiencies for us, our clients and vendors that provide us with internal systems that will divert management's time and attention and financial and human resources from ordinary business activities;

     - Business disputes and claims for pricing adjustments by our clients, some of which could result in litigation or contract termination; and

     - Harm to our reputation to the extent that our clients' eBusiness systems experience errors or interruptions of service.

     The worst case scenario for Year 2000 problems for us would be the need to cease normal operations for an indefinite period of time while we attempted to respond to clients' Year 2000 problems without having full internal operational capabilities.

     We substantially completed our Year 2000 contingency plan in October 1999. We have designed our Year 2000 contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness for our critical operations.

                                    BUSINESS

     The following description of Scient's business should be read in conjunction with the information included elsewhere in this prospectus. This description contains forward-looking statements that involve risks and uncertainties. Scient's actual results could differ significantly from the results discussed in the forward-looking statements as a result of the factors set forth in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Scient is a leading provider of the new category of professional services called systems innovation. We provide integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. eBusinesses are businesses that combine the reach and efficiency of the Internet with both emerging and existing technologies to enable companies to strengthen relationships with customers and business partners, create new revenue opportunities, reduce costs, improve operating efficiencies, optimize supply chains, shorten cycle times and improve communications. Our services include strategy consulting, customer experience design, systems architecture, application and technology infrastructure development and asset-based services. Our services are designed to rapidly improve and sustain a client's competitive position through the development of innovative business strategies enabled by the integration of emerging and existing technologies. We have developed a methodology, the Scient Approach, that provides a framework for each stage of a client engagement from helping the client conceive its strategy to architecting, engineering and operating and extending its eBusiness. We believe that our integrated methodology allows us to deliver reliable, robust, secure, scalable and extensible systems innovation in rapid timeframes.

     We have performed professional services for over 65 clients, including BenefitPoint, Carstation.com, Chase Manhattan, First Union, Hambrecht & Quist, homestore.com, InnoVentry, Johnson & Johnson, living.com, Miadora, Nasdaq, PlanetRx.com, sales.com, sephora.com, Washington Mutual Bank, WineShopper.com and several telecommunications companies.

INDUSTRY BACKGROUND

     The emergence and acceptance of the Internet has fundamentally changed the way that consumers and businesses communicate, obtain information, purchase goods and services and transact business. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will grow from approximately 70 million in 1997 to 320 million in 2002 and that revenues generated from Internet commerce in 2002 will exceed $400 billion. The Internet has emerged as a fundamental opportunity to transform the way business is conducted, joining the telephone, paper-based communication and face-to-face interaction as one of the primary means of doing business.

     Initially, companies used the Internet as a means of advertising or promoting their businesses. Typically they published websites with "read only," brochure-like information that was intended to enhance internal and external communications. Companies either used their own internal design and information technology resources or hired online advertising agencies and web design firms to develop and deploy their initial websites.

     Businesses quickly recognized the Internet's potential, beyond "brochure-ware," to enhance their ability to attract and serve clients. The next stage in the adoption of the Internet as a business medium typically involved the construction of systems that enabled limited types of transactions to be conducted over the Internet or that focused on improvements in procurement and distribution. At this stage, companies generally viewed the Internet primarily as another channel or adjunct to their core business. In order to build these sorts of electronic business systems, companies were required to shift their focus from simple web design to the integration of client/server applications with those systems. As internal information technology, or IT, departments often lacked the resources or capabilities to build these systems, firms increasingly began to hire traditional IT services firms focused on the integration of client/server systems to complement the services of web design firms.

     Today, many companies are recognizing that the Internet offers even greater potential for enhancing or defending competitive positions. These companies understand that the Internet is not simply going to play an ancillary role in business, but is going to redefine the key determinants of business success and the way business is conducted. This understanding has led to the emergence of a new business model, known as eBusiness. eBusiness combines the reach and efficiency of the Internet with both emerging and existing technologies to enable companies to strengthen relationships with customers and business partners, create new revenue opportunities, reduce costs, improve operating efficiencies, shorten cycle times and improve communications. In short, eBusiness extends beyond the Internet and represents a means to improve a company's competitive position through the development of innovative business strategies enabled by the integration of emerging and existing technologies.

     The emergence of eBusiness is significant for virtually all companies regardless of industry or location. In many industries, physical or capital assets are becoming less important as barriers to entry. The increasingly interconnected world, in which the Internet and other technologies create the potential to link any communication device to any other, is reducing the effect of geographic barriers, providing access to the best prices worldwide and challenging the way many businesses have historically competed. Competition can come from new, unexpected sources, in addition to traditional ones. The ability to differentiate products or services and to price advantageously is greatly reduced as the consumer is given more information, choice and power. In light of all of these factors, many new and established companies are rethinking, expanding or creating their businesses to integrate eBusiness capabilities. They are doing so with the recognition that establishing and maintaining customer relationships are increasingly important to success. In addition, as the advantage of being a first mover becomes increasingly clear, new and existing businesses are eager to establish eBusinesses in rapid timeframes, with cost being a secondary consideration. Thus, a continued focus on rapid innovation will be critical as more eBusinesses emerge and the nature of competition continues to evolve.

     In order to develop and implement a successful eBusiness capability in the required timeframe, companies are increasingly hiring outside service providers to augment internal resources. However, many companies find that existing service providers, such as web design firms and traditional IT service firms, are not well suited to address the broad range of challenges posed by eBusiness. Web design firms typically focus on user interfaces and front-end design and do not offer a broad scope of expertise for rapid development and deployment of innovative eBusiness systems and capabilities. Traditional IT service firms typically have been focused primarily on legacy systems enhancements, Year 2000 compliance and the implementation of traditional business applications. Their methodology for delivery is focused on client/server application development, which is not conducive to short development cycles and methods required for eBusiness. Hence, they have not cultivated the skills necessary to design and implement eBusiness systems in a timeframe consistent with market requirements. Companies that are seeking to build or enhance their eBusiness capabilities require a professional services provider that has developed a broad range of integrated capabilities. Such a services provider must provide strategic industry insights combined with extensive technological skills to design and create infrastructure, applications and business systems that are reliable, robust, secure, scalable and extensible. Moreover, it must have a structured approach and the skills necessary to achieve the rapid innovation and deployment of eBusinesses. Such a services firm must be able to understand and integrate a wide spectrum of emerging technologies and existing systems. In short, Scient believes that there is a growing need for a new category of professional services called systems innovation.

THE SCIENT SOLUTION

     Scient was established for the specific purpose of becoming the leader in systems innovation. Scient provides integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. Our services are designed to rapidly improve a client's competitive position through the development of innovative business strategies enabled by the integration of emerging and existing technologies. By exclusively focusing on eBusiness services, Scient believes that it can better serve its clients, as well as enhance its own eBusiness capabilities.

     Because eBusiness requires knowledge that extends beyond the Internet, a broad range of integrated capabilities is required. Scient believes that it has a set of integrated skills that enable its clients to create or enhance competitive eBusinesses in rapid timeframes. This skill set includes:

     - A broad range of integrated strategy and technology capabilities;

     - Strategic industry insight;

     - Extensive skill with both emerging and existing technologies;

     - Customer experience design expertise;

     - Back-end integration skills;

     - Networking and security expertise;

     - Remote systems management, release management, customer intelligence management and customer experience management;

     - A structured and integrated approach to client engagements;

     - Rapid deployment and execution capabilities; and

     - Knowledge management expertise.

     Scient provides the services required to design, build and improve an eBusiness. Scient provides strategy consulting that combines expertise in eBusiness with industry specific knowledge in order to produce a combined business and technology strategy for its clients and architects and builds applications and technology infrastructure that supports a wide variety of eBusiness functions. Scient works with a wide variety of software and hardware vendors in order to best address a client's needs. Scient maintains the skills necessary to build systems that are reliable, robust, secure, scalable and extensible.

     Scient has developed an integrated methodology, the Scient Approach, that provides a framework for each stage of a client engagement, from helping the client conceive its strategy to architecting, engineering and operating and extending its eBusiness. We believe that our integrated methodology allows us to deliver robust systems innovation in rapid timeframes. Scient is also developing knowledge management systems and processes with the goal of being able to capture and disseminate intellectual capital and experience throughout Scient to optimize the execution of client engagements and to continually update and innovate the Scient Approach methodology. By quickly and efficiently sharing Scient's intellectual capital with all of our employees, whom we call "colleagues," we believe we will be able to help our clients achieve faster time to market and reduce the risks associated with the application and integration of emerging technologies.

STRATEGY

     Scient's objective is to build upon its position as a leader in systems innovation. Our strategies for achieving that objective are as follows:

     Target Critical Engagements for Emerging eBusiness Leaders. We focus on attracting clients that understand and intend to capture the competitive advantages provided by eBusiness. To continue to differentiate our services and achieve recognition as a leader in systems innovation, we intend to continue to be selective with respect to the clients we serve and the engagements we undertake, and focus on engagements that are critical to the efforts of emerging market leaders building and enhancing innovative eBusinesses. Attracting engagements that are critical for existing and emerging eBusiness leaders enhances our ability to hire outstanding professionals that desire to work on such projects and provides the opportunity to add to our intellectual capital.

     Hire and Retain Outstanding Professionals and Maintain a Culture that Fosters Innovation. We believe that attracting and retaining outstanding professionals is essential to our growth. We place a strong focus on attracting, hiring, developing and retaining outstanding personnel. To facilitate ongoing professional development and innovation, we have established Innovation Centers that focus on four key skill competencies: consulting, customer experience, technology and asset services. We also have created a dedicated recruiting organization that is incentivized to recruit high-quality professionals to support our growth. In addition, we focus on maintaining a culture that fosters innovation and emphasizes professional development. Our culture embodies our values of spirit, growth, innovation, urgency, community and excellence. In addition, our one-firm concept, in which the entire company is operated on a single profit and loss basis, fosters teamwork and cooperation throughout the company.

     Target Potential Clients Through Market-Specific Business Units. Our marketing and sales strategy includes targeting potential clients through market-specific business units that operate globally. Thus far, we have established six such market-specific business units through which we market and sell our services. We currently have six business units, consisting of Financial Services, eMarkets, Enterprise, Telecommunications, Retail and Consumer Products and Media and Entertainment. We intend to add additional market-specific business units as our capabilities and client opportunities warrant. Market-specific expertise helps us attract and service the leading clients that we target. We believe our market-specific expertise enables us to win the confidence of target clients' senior management, resulting in engagements that focus on our clients' most vital issues.

     Establish Global Presence to Support Emerging eBusiness Leaders. In order to better serve the needs of enterprises operating on a worldwide basis, we intend to build our brand name globally and expand our geographic presence within the United States and abroad. In addition to our offices in San Francisco, New York and Dallas, we recently opened offices in Boston, Chicago, Sunnyvale, Austin, London and Singapore. We intend to open additional offices in Asia, Europe and in the United States over the next 12 months.

     Continue to Develop and Refine the Scient Approach Methodology and Knowledge Management. The market for eBusiness services is evolving rapidly, and we believe that the leaders in this market will be those who can respond quickly to changing market conditions and the evolving needs of clients. We believe that our integrated methodology, the Scient Approach, allows us to deliver robust and cost-effective business systems innovation in rapid timeframes. In order to capture, upgrade and refine our intellectual capital, including the Scient Approach methodology, we intend to continue to invest in our knowledge management processes and systems. We believe that these processes and systems will allow us to use our intellectual capital in order to accelerate the delivery of our services, reduce our costs and leverage our industry expertise.

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

SERVICES

     We offer professional services to build and enhance eBusinesses. These services include strategy consulting, customer experience design, systems architecture, application and technology infrastructure development and asset-based services. Recognizing that all clients have different needs at different times, we use our proprietary methodology, the Scient Approach, to customize our service offerings based on each client's requirements. The following descriptions highlight the primary services that we offer.

     Strategy Consulting. We work with clients to tailor an eBusiness strategy designed to provide them with a measurable competitive advantage in a short timeframe. Our goal is to leverage the industry experience and knowledge base of our professionals along with the experiences of our clients' senior executives to formulate innovative, executable and flexible eBusiness strategies.

     Customer Experience Design. Scient develops user interface designs for clients. Because Scient considers the user interface to be more than just visual design, we incorporate our abilities in information architecture, user interface engineering, editorial services and usability research along with visual design to develop systems with innovative customer experiences. In addition to offering these services directly to our clients, Scient may partner with third-party design firms from time to time to achieve our clients' specific visual design requirements.

     Systems Architecture. Using the Internet and emerging technologies, we architect and design eBusiness applications and technology infrastructure for clients in rapid timeframes. We offer application designs that range from intranet solutions to complex business-to-business and business-to-consumer innovations. Recognizing that the technical infrastructure becomes the foundation for any future application development, our technology infrastructure design services focus on enabling eBusiness applications to be reliable, robust, secure, scalable and extensible.

     Application and Technology Infrastructure Development. We build and implement innovative eBusiness applications and technology infrastructure that take into account the current and future business needs of our clients. We recognize that new types of communications devices are proliferating, network usage is expanding, and the future of eBusiness will be dependent upon the development and integration of a variety of technologies. We build applications and technology infrastructure to be able to accommodate these changes in the eBusiness environment. Our applications and technology infrastructure development services utilize our capabilities in software development, applications software, databases, networking, security and infrastructure architecture. Scient develops applications and technology infrastructure to be robust and to serve as the foundation for eBusiness innovations that can link to existing systems and technologies.

     Asset-Based Services. Upon completion of engagements, we offer our clients asset-based services to help them operate and extend their eBusinesses. These services include remote systems management, release management, customer intelligence management and customer experience management and are provided on a monthly subscription basis with established service level agreements. Our extend capabilities leverage the iterative nature of the Scient Approach methodology to provide the framework and business structure for continuous re-innovation of an eBusiness.

CLIENT CASE STUDIES

     The following case studies of the services that we have provided for three of our clients are representative of the services we offer.

     SEPHORA.COM

     sephora.com is a leading online-destination for cosmetics, fragrances and well-being products for women, men and youth. Extending Sephora's global retail presence to the online world, sephora.com is committed to educating and assisting consumers through a non-invasive experience that helps consumers become more informed about fragrance and cosmetic product offerings as well as general beauty issues.

     Sephora teamed with Scient to build its eBusiness and to accelerate its time-to-market. Sephora chose Scient because of Scient's technology expertise and clear understanding of the unique eBusiness issues facing Sephora. Applying the Scient Approach methodology, the Scient team helped to refine, extend and translate Sephora's offline experience into the online world, focusing on the core concepts of customer freedom, choice and advocacy. Scient drew upon its customer experience expertise, including information architecture, visual design and usability, to help Sephora extend its "brick and mortar" brand to an effective "click and mortar" experience. Scient designed and built a robust and scalable business and technical architecture that assists sephora.com to dynamically respond to the market. Scient and Sephora integrated the consumer's "click and mortar" experience not only online, but also through kiosks and interactive browsers to develop a universally consistent interaction with Sephora at any point of contact.

     The timing from inception to launch of sephora.com as a functional, transactional, scalable and integrated eBusiness took less than 6 months. sephora.com continues to add significant new features and functionality to its offerings of more than 160 brands, 7,000 SKUs and 1,600 product images, as well as its eMagazine. Scient has been engaged to provide ongoing asset-based services on a monthly subscription basis, including remote systems management, customer experience and intelligence management and release management, to allow sephora.com to focus on refining and building its business in order to maintain its competitive advantage.

     BENEFITPOINT

     BenefitPoint is a leader in digital insurance management, a new model for insurance product distribution and customer service. At the core of this business-to-business application is a broker-centric workflow engine that leverages Internet technologies to drive efficiencies throughout the lifecycle of selling group insurance products, including medical, dental, vision, life and disability coverage, and to enable brokers and consultants to provide a higher level of customer service. BenefitPoint's recently launched eBusiness addresses major challenges in the disconnected, inefficient and paper-based insurance industry.

     In January 1999, BenefitPoint and Scient embarked on a formal partnership applying the end-to-end Scient Approach methodology to create a complex eBusiness system that provides insurance brokers and consultants access to critical customer data and enables them to extend eCommerce functionality and workflows out to their business partners and clients.

     BenefitPoint's executive team, having extensive insurance industry experience, teamed with Scient's strategists, technologists and customer experience experts to translate BenefitPoint's industry knowledge into a viable eBusiness. Scient's business strategists performed an in-depth analysis of the insurance brokerage process while the technology team explored existing solutions to address core functionalities of the system and the customer experience team created a visual identity and functional prototype of the system to support BenefitPoint's business development efforts.

     As the project evolved, the focus shifted toward sophisticated program management in order to orchestrate the large development effort. Five parallel development teams, including one BenefitPoint representative on each team, were responsible for architecting and engineering the overall system. Scient designed and built a flexible and scalable integrated system that gives brokers and consultants the tools to manage the marketing, sales and servicing of group employee benefits. In less than 12 months, Scient helped BenefitPoint conceive, architect, engineer and launch their eBusiness, allowing BenefitPoint to rapidly enter the market and continue to extend and innovate its product offerings.

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

     INNOVENTRY

     InnoVentry is a developer and distributor of advanced cash-management machines that incorporate biometric face-recognition technologies. These machines provide self-service check cashing, ATM, money order issuance, bill payment and other financial services to individuals, and authenticate customers using the biometric face recognition system to reduce fraud risk for InnoVentry and enhance security for customers.

     InnoVentry collaborated with Scient to design, develop and test its cash-management machine platform and networking technologies. Scient evaluated InnoVentry's needs and teamed with it to architect and engineer an integrated system which employs Internet-based technologies, standards for voice transmission over the Internet and software that recognizes facial patterns. Scient helped InnoVentry architect and build a scalable infrastructure to support additional functionality to meet market demands.

     The InnoVentry cash-management machines were piloted in Fall 1999 and are currently being rolled out in three markets. Scient is assisting InnoVentry with ongoing innovation and development of the overall system as InnoVentry prepares to deploy these cash-management machines in additional markets.

THE SCIENT APPROACH METHODOLOGY

     The Scient Approach methodology is a well-defined concept that helps us efficiently and successfully deliver our services. This methodology provides a framework that facilitates the distribution of knowledge within an engagement and across all parts of our firm. The Scient Approach methodology is designed to allow us to provide consistent quality across engagements and to deliver high value to clients in all aspects of our services.

     The key to the Scient Approach methodology is the iterative improvement of the eBusiness innovations that we deliver. Because the needs of our clients are dynamic, we have designed the Scient Approach methodology with built-in feedback and iteration processes in order to improve the services delivered to clients and to enhance the methodology itself. The methodology is results-based and focuses on delivering client-specific economic results that Scient calls the New Bottom Line results. The New Bottom Line results are a measurement of quantitative and qualitative improvements specific to a client's business resulting from eBusiness innovations. It measures the future results to be derived from new markets and audiences, enhanced relationships and other benefits sought by each client. These metrics serve as a critical feedback tool that assists Scient in designing and extending eBusiness systems.

     The Scient Approach methodology has four stages: Conceive, Architect, Engineer and Operate.

     Conceive. During the Conceive stage of the approach, Scient works closely with the client to formulate the eBusiness strategy that will drive the functional requirements, customer experience design, and technical specification of the eBusiness system. The objectives of the Conceive stage include assessing the current business landscape, formulating an eBusiness vision that will develop and sustain competitive advantage, and formulating the eBusiness strategy necessary to implement the vision.

     Upon completion of the Conceive stage, Scient should have the information necessary to define key business success factors and to prioritize the client's engagements based on a common understanding of the client's eBusiness objectives.

     Architect. In the Architect stage, Scient defines the scope of the eBusiness applications to be developed and designs applications to enable clients to meet their objectives. Scient also scopes and designs the underlying infrastructure to integrate the software, network and hardware components necessary to support the applications. This stage includes the evaluation of any third party software. The architect stage occurs in two phases, Architect-Scope and Architect-Design.

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

     - Architect-Scope. The goal of this phase is to collect application and process requirements to confirm the boundaries of the eBusiness initiative and develop a baseline for the Architect-Design phase.

     - Architect-Design. During this phase, Scient defines the processes, components and timeline necessary to design the technical architecture and solution framework that will support the proposed business processes, satisfy the functionality requirements and meet the technical objectives. The goal of this phase is to create a complete plan that allows the applications to be constructed, tested and implemented on time and within budget.

     After the Architect stage, the client has a "blueprint" for its eBusiness development. This blueprint identifies in detail the tasks necessary to meet the objectives and overall strategy goals as defined in the Conceive stage.

     Engineer. In this stage, Scient iteratively builds and delivers the eBusiness applications, which may include the incorporation or integration of third party software. Within this stage are four phases that are focused on successfully implementing the applications defined during the Architect stage.

     - Engineer-Detailed Design. In this phase Scient works with the client to generate a comprehensive detailed engineering specification, including the user interface and key technical designs, from which to construct the eBusiness solution.

     - Engineer-Construct. In this phase all of the modules of the application are built, refined and unit tested. This phase is aimed at producing the tangible results for the client that were identified in the earlier stages of the Scient Approach methodology. During the Engineer-Construct phase, Scient also trains both internal and external users on newly built applications.

     - Engineer-Test. In this phase applications are rigorously tested to ensure they meet all functional, technical and user requirements. This phase intends to ensure that the engineered applications perform in accordance with the requirements defined in the Architect stage.

     - Engineer-Deploy. In this phase, the eBusiness system is deployed into a production environment, providing the necessary support and rapid issue resolution. The Engineer-Deploy phase will deliver the eBusiness system in its production environment typically for a limited volume beta test, followed by a full-scale introduction to the complete target user population.

     Upon completion of the Engineer stage, Scient delivers the applications to the client.

     Operate. In the Operate stage, Scient manages and measures the eBusiness technical operations and provides a framework for ongoing re-innovation of the client's eBusiness. By utilizing Scient for the ongoing management and innovation of its eBusiness systems, the client can focus on its core competencies. The Operate stage centers around two separate but related sets of activities.

     - eSolution Management. This area focuses on the day-to-day operations of the eBusiness solution, including remote systems management, release management, customer intelligence management and customer experience management.

     - eBusiness Management. This area focuses on the strategic planning of an eBusiness solution and extending it into new versions with improved capabilities. This involves continued re-innovation and improvement in the eBusiness solution, implemented via a series of new releases with enhanced capabilities.

SALES AND MARKETING

     Through our direct sales force and marketing organization, we market and sell our services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. Our sales professionals are aligned with market-specific business units. We currently target six principal markets:

     - Financial Services Markets, including financial products and services providers such as banks, brokerage firms, securities firms, insurance companies and other financial services companies;

     - eMarkets, which we define as companies whose business models rely primarily on new electronic delivery channels, including startup and existing Internet and new media businesses, as well as spin-offs and independent ventures of larger companies;

     - Enterprise Markets, which includes large companies that are adding electronic delivery channels for their products and services;

     - Telecommunications Markets, including wireline, broadcast, cable, wireless and Internet service providers;

     - Retail and Consumer Products Markets, which includes traditional companies that are adding direct-to-consumer channel extensions and implementing business-to-business strategies; and

     - Media and Entertainment Markets, including diversified media companies, advertiser-supported media companies, entertainment service providers, suppliers of recorded entertainment, suppliers of live entertainment, information service companies and book publishers.

     As of September 30, 1999, our sales and marketing group consisted of 26 professionals. We employ a team selling approach, whereby our sales people collaborate with our business unit professionals and management to identify prospects, conduct sales and manage client relationships. Due to the strategic nature of our engagements, we typically interact with the senior business and technical management personnel of our current and potential clients.

     Our marketing efforts are focused on creating awareness of the systems innovation category, establishing Scient as the leader in this new category and building the Scient brand. Scient uses a broad mix of programs to accomplish these goals, including market research, brochures, information pieces published for industry forums, public relations activities, marketing programs, seminars and speaking engagements and website marketing. The goal of these activities is to promote Scient as a leading authority on eBusiness.

CLIENTS

     We have performed professional services for a variety of clients in many industries. We are currently focused on serving companies in the Financial Services, eMarkets, Enterprise, Telecommunications, Retail and Consumer Products and Media and Entertainment markets. We have only recently hired the resources to serve the Retail and Consumer Goods and Media and Entertainment markets and have not yet disclosed clients in these markets. In addition, because of the strategic and competitively sensitive nature of the engagements we perform for many of our clients, we have agreed to keep some clients' identities confidential, including all of our clients in the Telecommunications business unit. Accordingly, the following is a partial list of our clients that we believe is representative of our overall client base:

     FINANCIAL SERVICES                 EMARKETS                     ENTERPRISE
     ------------------                 --------                     ----------
Bank of Montreal              BenefitPoint                  Cirqit.com (L.P. Thebault)
Chase Manhattan               Carstation.com                Gateway
First Union National Bank     E-Physician                   Hawaii Medical Service
Global Sourcing Services      Exodus Communications           Association
Hambrecht & Quist             FasTurn                       Inacom
InnoVentry                    Homebid.com                   Johnson & Johnson
Nasdaq                        homestore.com                 S.C. Johnson & Son
Washington Mutual Bank        GetThere.com                  Starwood Hotels
Witan Group                   living.com
                              Miadora
                              PlanetRx.com
                              PointServe
                              Sales.com
                              sephora.com
                              sixdegrees
                              WineShopper.com

     For the six months ended September 30, 1999, our five largest clients accounted for approximately 37% of our revenues, with Chase Manhattan accounting for approximately 12% of our revenues. For the year ended March 31, 1999, our five largest clients accounted for approximately 50% of our revenues, with First Union, PlanetRx.com and InnoVentry accounting for 13%, 11% and 11%, respectively, of such revenues.

     We generally enter into contracts with our clients on a time and materials basis, though we sometimes work on a fixed-fee basis or cap the amounts we may invoice. If we miscalculate the resources or time we need to complete engagements with capped or fixed fees, our operating results could be seriously harmed. Because of the strategic and competitively sensitive nature of the engagements we perform for some of our clients, we sometimes agree not to perform services for our clients' competitors or in a particular field for limited periods of time which to date have been as long as two years. These non-compete agreements reduce the number of our prospective clients and reinforce the importance of our client selection.

     SCIENT CAPITAL

     In July 1999 we established a wholly owned subsidiary, Scient Capital, which serves as an investment vehicle for us to make equity investments in clients who meet certain criteria. We believe that such equity investments may provide an opportunity to enhance our long-term relationships with these clients and may allow us to share in the potential appreciation of such clients' market value, which we believe may be enhanced by the services we provide to these clients. Scient Capital will be funded entirely by Scient on an as-needed basis. Investments will only be made in clients of Scient and will be made for a minority stake where a venture capital firm or private equity investor takes a lead role and sets valuation. It is our policy not to accept equity in place of standard engagement fees and not to discount standard engagement fees based on the opportunity to invest in a client. As of September 30, 1999, we have made minority investments in three of our clients.

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

     SCIENT ACCELERATOR PROGRAM

     Scient recently established the Scient Accelerator Program as an additional sales channel to attract early-stage clients and support them in formalizing their business plans, soliciting venture capital funding and achieving rapid time-to-market. The Scient Accelerator Program combines Scient's full-service offering along with infrastructure, facilities and administrative support in exchange for standard engagement fees, as well as minority equity ownership.

INNOVATION CENTERS

     Scient's professional services colleagues are organized into areas of expertise and core competencies called Innovation Centers. Our Innovation Centers are designed to address the full range of expertise and competencies needed in order to address the eBusiness needs of clients in our targeted markets. When we deliver services to our clients, we typically build an integrated team of professionals from several or all of our Innovation Centers. In addition, the Innovation Centers promote the development of specialized knowledge, techniques and experience and foster the training, mentoring and professional development of its members. Each of Scient's professional services colleagues is in one of the following Innovation Centers:

     - Consulting Innovation Center -- Provides consulting services to define and implement the strategic business, organization, market and brand direction for an eBusiness. Includes strategy consultants and industry experienced managers, each of whom is focused on one of Scient's targeted markets;

     - Customer Experience Innovation Center -- Integrates the disciplines of branding and identity systems, information architecture, content strategy and editorial systems, creative strategy and visual design, user interface engineering, front-end technology and qualitative user testing to deliver integrated brand and user experience to eBusinesses;

     - Technology Innovation Center -- Delivers the technical skills and expertise necessary to manage, strategize, analyze, architect and engineer the applications and infrastructure of eBusinesses, including project management, databases, security, network infrastructure, applications, software development, testing and quality assurance. Includes the management of Scient's relationships with technology vendors; and

     - Asset Services Innovation Center -- Defines and manages the eBusiness assets Scient delivers to clients on a subscription, annuity or service bureau basis. The Asset Services Innovation Center works with other Innovation Centers, business units, operations, finance and management to package and subsequently manage those aspects of Scient's assets that can be offered on subscription, annuity or service bureau basis.

KNOWLEDGE MANAGEMENT

     Our knowledge management processes and systems, which we refer to as Knowledge Management, enable the development and re-use of Scient's intellectual capital. We have found that while there are unique features to each client engagement, there is often a degree of commonality. Scient's focus on particular industries, business processes and technologies creates intellectual capital that can be adapted for use in different industries and applications provided that it is not proprietary to a client. Knowledge Management is designed to enable each engagement team to bring the experiences of our entire company to bear on each client engagement.

     We believe Knowledge Management is important to every aspect of our business in systems innovation. Our client engagements generate many forms of knowledge, including requirements, security evaluations, operational processes, designs, specifications, evaluations, implementations, technology assessments and project reviews. We have made, and will continue to make, a substantial investment in

Knowledge Management, treating it not just as desirable infrastructure, but as a core capability. In our view, the knowledge from all of the functional groups in our organization, including our Innovation Centers, market-specific business units and administration and support groups, is part of an integrated whole. By establishing a single, corporate-wide format for sharing data, we enable information to be accessed throughout Scient.

     Knowledge Management facilitates access to the Scient Approach methodology and helps our colleagues determine what services to deliver to clients and when to perform the services during the different steps of the approach. Resources available through Knowledge Management include tutorial materials, templates, expert contacts and sample outputs for the different process steps. We are also constructing an interactive, dynamic environment, the Scient Workbench, which is being designed to provide our colleagues with a comprehensive context for creating client deliverables. In addition, we have developed a system to help us staff engagements that will query our Scient Approach process database to determine what skills are needed for an engagement and examine our skills inventory to identify available colleagues with the appropriate skills.

     A knowledge journalist is assigned to each client engagement. During the course of an engagement this person is responsible for:

     - Guiding the Scient team to information that can be extracted from Knowledge Management;

     - Instructing colleagues on the use of Knowledge Management;

     - Incorporating new content and information developed during the engagement into Knowledge Management, to the extent that such content and information is not proprietary or confidential to the client; and

     - Providing feedback to Knowledge Management staff about the use of Knowledge Management's products and services.

An explicit goal of each engagement is knowledge transfer to our clients. Through the development of our extranet we intend to share information online in a secure way with each of our clients.

     Adoption of Knowledge Management and its integration into the workflow is reinforced through our training programs. Learning opportunities for our colleagues include classroom instruction, informal forums, conferences, client engagements, mentoring, sponsorship and certification programs.

     We have invested significantly in Knowledge Management with the intent that such expenditures will allow us to use our intellectual capital in order to accelerate the delivery of our services, reduce our costs and leverage our industry experience. However, we cannot guarantee that Knowledge Management will help us achieve these goals or will be adequate to support our future operations.

CORE ENGINEERING LABS

     In all of our principal locations, we have established Core Engineering Labs that are responsible for identifying and evaluating new hardware and software products and emerging technologies. The Core Engineering Labs also support engagement teams during the initial implementations of new products and technologies. In addition, the Core Engineering Labs are responsible for integrating new products and technologies into the Scient Approach methodology, in order to help us manage the risk to clients of working with new products and emerging technologies. We believe that gaining experience with these new technologies and products in the Core Engineering Labs enables us to develop and implement applications and systems for clients more quickly than we otherwise could and with less interruption to and reliance on clients' systems during engagements.

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RECRUITING, TRAINING, RETENTION AND CULTURE

     To succeed, we must continue to identify, recruit, hire, professionally develop and retain outstanding professionals. We believe that our success in recruiting and retaining such individuals will depend significantly on our ability to provide a rich learning environment, to provide a one-firm culture and to offer continued professional development as well as financial rewards and incentives.

     RECRUITING

     We dedicate significant resources to our recruiting efforts and manage it similar to a sales function. As of September 30, 1999, we employed 19 professionals that focused full-time on recruiting. Our recruiting efforts are targeted at three levels: executive, technical and college recruiting. In addition to the efforts of our in-house recruiting group, we seek to meet our hiring needs through referrals from existing Scient colleagues and through technical and executive search firms. While recruiting personnel are responsible for screening candidates, business, functional or administrative managers make hiring decisions for their own groups in order to help ensure high-quality hires.

     CAREER DEVELOPMENT

     We believe that our continuous focus on career development will help us retain our colleagues. Upon joining our company, each new colleague participates in a full week training program that covers a broad range of topics, including technology, consulting and the Scient culture. During their first year with Scient, recent college graduates typically receive four weeks of training and experienced hires typically receive one to two weeks of training. We have also created a sponsorship program where experienced colleagues provide ongoing career development, mentorship and training to less-experienced colleagues. Our existing colleagues attend professional development and training programs and keep apprised of technological advances and developments through on-the-job exposure to relevant technology and the efforts of our Tech Center.

     CORPORATE CULTURE

     We believe that developing a rich environment and a one-firm concept with a shared culture is critical to Scient becoming an employer of choice for management, strategic, technical, design, sales, marketing and support professionals of all levels. We actively foster a set of core values that were developed jointly by management and Scient's colleagues. These values include a dedication to maintaining an innovative and empowering environment where we work as a team to achieve total client satisfaction and provide our colleagues with personal and professional growth opportunities. In addition, we believe that by linking employee compensation to the success of Scient through our incentive compensation program, we encourage an owner attitude which we believe results in decisions that benefit our clients, our colleagues and our company. We believe that our growth and success in attracting and retaining high-caliber colleagues will be in large part dependent on our adherence to a one-firm culture supported by the following values:

- Spirit                 - Growth
- Community              - Innovation
- Excellence             - Urgency

OPERATIONAL INFRASTRUCTURE

     INFORMATION TECHNOLOGY INFRASTRUCTURE

     We currently have in place an information technology infrastructure which supports our internal computer network, website, intranet and extranet. Because Knowledge Management is a significant component of the Scient Approach methodology, we believe a scalable and robust information technology infrastructure is critical to our success. Accordingly, we have invested and will continue to invest significant resources in our information technology personnel, software and hardware.

     OFFICE IN A BOX

     In order to facilitate the creation of new offices both internationally and in the United States, we have developed an infrastructure template that we call "office in a box." The template includes policies, procedures and systems for a new office to become operational, including technology, recruiting, information and management infrastructures.

     MANAGEMENT SYSTEMS

     We are currently implementing a new enterprise resource planning software system for human resource functions and some financial functions. We currently plan to redesign several internal systems, including recruiting and engagement management systems, and to add other financial systems. We may encounter difficulties in transitioning to the new enterprise resource planning software system or in developing and implementing other new systems. Even once these systems are established, we cannot guarantee that our personnel, systems, procedures and controls will be adequate to support our future operations. Difficulties encountered with developing, implementing or operating such systems could seriously harm our business.

COMPETITION

     Competition in the eBusiness services market is intense. We compete against companies selling eBusiness software and services, and the in-house development efforts of companies seeking to engage in eBusiness.

     Our current competitors include the following:

     - Systems integrators that primarily engage in fixed-time/fixed-fee contracts, such as Cambridge Technology Partners, Sapient and Viant;

     - Large systems integrators, such as Andersen Consulting and the consulting arms of the "Big Five" accounting firms;

     - Web consulting firms and online agencies, such as Agency.com, iXL, Proxicom, Razorfish and USWeb/CKS;

     - The professional services groups of computer equipment companies, such as IBM;

     - Outsourcing firms, such as Computer Sciences Corporation, Electronic Data Systems and Perot Systems;

     - General management consulting firms, such as Bain & Company, Booz Allen & Hamilton, Boston Consulting Group and McKinsey & Company; and

     - Internal IT departments of current and potential clients.

     Because relatively low barriers to entry characterize our market, we also expect other companies to enter our market.

     We believe that the principal competitive factors in our industry are the speed of development and implementation of eBusiness systems, the quality of services and deliverables, technical, strategic and industry expertise, project management capabilities, reputation and experience of professionals delivering the service, the effectiveness of sales and marketing efforts, brand recognition, size of firm and value of the services provided compared to the price of such services. We believe that we presently compete favorably with respect to most of these factors. In particular, we believe that we offer an integrated set of strategic consulting skills and technological expertise that many existing service providers are not well suited to provide. However, the market for eBusiness services is evolving and we cannot be certain that we will compete successfully in the future. We expect that competition will continue to intensify and increase in the future, particularly if large IT consulting firms focus more resources on eBusiness opportunities. Because we contract with our clients on an engagement-by-engagement basis, we compete for engagements at each stage of our methodology. There is no guarantee that we will be retained by our existing or future clients on later stages of work. See "Risk
Factors -- Competition from Bigger, More Established Competitors Who Have Greater Financial Resources Could Result in Price Reductions, Reduced Profitability and Loss of Market Share."

PROPRIETARY RIGHTS

     We have developed detailed tools, processes and methodologies underlying the Scient Approach methodology and software code, scripts, libraries and other technology used internally and in client engagements. To date we have sought to protect our proprietary rights and our other intellectual property through a combination of copyrights, trademarks and trade secret protection, as well as through contractual protections such as proprietary information agreements and nondisclosure agreements. We cannot guarantee that the steps we have taken or will take to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. See "Risk Factors -- We May Not Be Able to Protect Our Intellectual Property and Proprietary Rights."

COLLEAGUES

     We generally use the term "colleagues" instead of "employees" to reinforce our one-firm concept and collegial culture. As of September 30, 1999, we had a total of 661 colleagues. Of these, 484 were in professional services, 26 in sales and marketing, 19 in recruiting and 132 in core services, including Knowledge Management, the Core Engineering Labs, finance and administration. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. None of our colleagues is represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our colleagues are good.

FACILITIES

     We moved into our office in San Francisco in October 1998 and are leasing 136,000 square feet through April 2001. We also currently lease office space in New York, New York, Irving, Texas, Sunnyvale, California and Chicago, Illinois. We lease approximately 38,000 square feet of office space in New York under a lease that expires in September 2009. We also lease 22,000 square feet of office space in Irving, Texas under a lease that expires in November 2004. Additionally, we have a lease for 25,000 square feet in Sunnyvale, California which expires in October 2004, and a lease for 33,000 square feet in Chicago, Illinois which expires in August 2007. We continue to be obligated under a lease for our prior headquarters facility in San Francisco, California. We have leased all space in this facility to a subtenant. The lease and corresponding sublease expire in February 2000. Periodically, we enter short term leases in certain cities. We currently have offices in Boston, Massachusetts, Austin, Texas, London and Singapore that have lease obligations under one year.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The executive officers and directors and other key employees of Scient, and their ages as of September 30, 1999, are as follows:

              NAME                AGE                         POSITION
              ----                ---                         --------
Executive Officers and Directors
Eric Greenberg..................  35    Chairman and Founder
Robert M. Howe(1)...............  54    President, Chief Executive Officer and Director
Stephen A. Mucchetti............  57    Chief Operating Officer and Executive Vice President
William H. Kurtz................  42    Chief Financial Officer, Executive Vice President and
                                        Secretary
David M. Beirne(2)..............  36    Director
Frederick W. Gluck(3)...........  64    Director
Douglas Leone(2)(3).............  43    Director
Kenichi Ohmae...................  56    Director

Other Key Employees
Robert N. Beck..................  59    Vice President, People
Diana L. Brown..................  43    Vice President and General Manager, Financial
                                        Services
Nicholas J. DiGiacomo...........  46    Vice President and General Manager, Innovation
                                        Centers
Aron Dutta......................  36    Vice President and General Manager, Enterprise
Beth A. Frensilli...............  33    Vice President, General Counsel, Assistant Secretary
C. Scott Frisbie................  43    Chief Technology Officer
Joseph G. Galuszka..............  43    Vice President, Recruiting
Christine M. Gardner............  33    Vice President and General Manager, eMarkets
Douglas I. Kalish...............  46    Chief Knowledge Officer
William P. Kim..................  34    Vice President, Operations
Gerry Komlofske.................  42    Chief Strategy Officer
Christopher W. Lochhead.........  31    Chief Marketing Officer
Randall McComas.................  50    Vice President and General Manager,
                                        Telecommunications
James McKee.....................  34    Vice President and General Manager, Sales, Recruiting
                                        and Delivery
John J. Rheinfrank III..........  55    Master Customer Experience Architect
Edward J. Spangler..............  44    Vice President and General Manager, Retail and
                                        Consumer Products
Daniel A. Stone.................  38    Vice President and General Manager, Media and
                                        Entertainment
Garry Van Patter................  46    Master Information Architect
Jeff B. Van Zanten..............  39    Vice President, Finance and Administration and
                                        Treasurer

-------------------------
(1) Member of Stock Plans Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

     EXECUTIVE OFFICERS AND DIRECTORS

     Eric Greenberg founded Scient and has served as our Chairman since November 1997. Mr. Greenberg served as our President and Chief Executive Officer from December 1997 to February 1998. Prior to founding Scient, from February 1996 to November 1996, Mr. Greenberg was Founder,

Chairman and Chief Executive Officer at Viant, a systems integrator. Prior to founding Viant, he held various positions at Gartner Group, a market research company, from April 1992 to December 1995, most recently as the Vice President of Sales and Marketing for the @vantage Online Service. Mr. Greenberg previously served as a management consultant with Price Waterhouse and Andersen Consulting. Mr. Greenberg received a Bachelor of Business Administration in Finance from the University of Texas at Austin in 1985.

     Robert M. Howe has served as our President and Chief Executive Officer since February 1998. He is also a member of our board of directors. Prior to joining Scient, Mr. Howe was General Manager of the IBM Worldwide Banking, Finance and Securities Industry Group from January 1996 to March 1998. From November 1994 to January 1996, Mr. Howe managed IBM's North American Banking, Finance and Securities Industry Group. From March 1991 to November 1994, Mr. Howe founded and ran the IBM Consulting Group. From January 1976 to February 1991, Mr. Howe was a consultant at Booz Allen & Hamilton, a management consulting firm. Mr. Howe is a member of the boards of directors of the Development Bank of Singapore and S.C. Johnson Commercial Markets. Mr. Howe received a Bachelor in Business Administration from Southern Methodist University and a Master in Business Administration from the Harvard University Graduate School of Business.

     Stephen A. Mucchetti has served as our Chief Operating Officer since October 1998. Prior to joining us, Mr. Mucchetti was the General Manager of IBM's Telecommunications and Media Group from October 1992 to October 1998. Prior to joining IBM, Mr. Mucchetti was a Partner in the consulting division of Coopers & Lybrand from January 1984 to November 1989 and was Managing Partner for Coopers & Lybrand's northeast United States region from November 1989 to October 1992. Prior to joining Coopers & Lybrand, he was a consultant at Booz Allen & Hamilton from December 1975 to January 1984. Mr. Mucchetti received a Bachelor of Science in Electrical Engineering from Villanova University.

     William H. Kurtz has served as our Chief Financial Officer since August 1998. Before joining Scient, Mr. Kurtz served in various capacities at AT&T from July 1983 to August 1998, including Vice President of Cost Management and Chief Financial Officer of AT&T's Business Markets Division. Prior to joining AT&T, he worked at Price Waterhouse from June 1979 to July 1983. He is a member of the board of directors of Redback Networks Inc. Mr. Kurtz is a certified public accountant and received a Bachelor of Science in Accounting from Rider University and a Master of Science in Management from the Stanford University Graduate School of Business.

     David M. Beirne has served as a member our board of directors since December 1997. Mr. Beirne has been a Managing Member of Benchmark Capital Management Co. II, L.P., a venture capital firm, since June 1997. Prior to joining Benchmark, Mr. Beirne founded Ramsey/Beirne Associates, an executive search firm, and served as its Chief Executive Officer from October 1987 to June 1997. Mr. Beirne serves as a director of 1-800-Flowers, Kana Communications, PlanetRx.com, WebVan and several private companies. Mr. Beirne received a Bachelor of Science in Management from Bryant College.

     Frederick W. Gluck has served has as a member of our board of directors since March 1998. Since July 1998, Mr. Gluck has served as Of Counsel at McKinsey & Company, a management consulting firm. From February 1995 to June 1998, he served as Vice Chairman and Director at Bechtel Corporation, an industrial corporation. From June 1967 to February 1995, Mr. Gluck was a consultant at McKinsey & Company, holding a variety of positions, including Managing Director of the firm. Mr. Gluck serves as a director to Amgen, ACT Networks, Columbia/HCA Healthcare Corporation, Thinking Tools, Inc. and several private companies. Mr. Gluck received a Bachelor of Science in Electrical Engineering from Manhattan College and a Master of Science in Electrical Engineering from New York University.

     Douglas Leone has served as a member of our board of directors since December 1997. Mr. Leone has been at Sequoia Capital, a venture capital firm, since August 1988, most recently as a General Partner. He is a member of the board of directors of Hybrid Networks, Inc., Hyperion Solutions Corporation, VA Linux Systems Inc. and several private companies. Mr. Leone received a Bachelor of Mechanical Engineering from Cornell University, a Master of Industrial Engineering from Columbia University and a Master of Management from Massachusetts Institute of Technology, Sloan School of Management.

     Kenichi Ohmae has served as a member of our board of directors since October 1999. Since July 1997, Dr. Ohmae has served as Managing Director of Ohmae & Associates, a management consulting firm. Since October 1998, Dr. Ohmae has also served as Chief Executive Officer of Business Breakthroughs, Inc., a satellite television channel. From November 1992 to June 1997, Dr. Ohmae was a Managing Director of Heisei Research Institute. From June 1981 to July 1994, Dr. Ohmae served as Director of McKinsey & Company, a management consulting firm. Dr. Ohmae serves as a director to Softbank Corp. Dr. Ohmae received a Bachelor of Science in Applied Chemistry from Waseda University, a Master of Science in Nuclear Engineering from Tokyo Institute of Technology and a Ph.D. in Nuclear Engineering from Massachusetts Institute of Technology.

     OTHER KEY EMPLOYEES

     Robert N. Beck has served as Vice President, People since August 1998. Prior to joining Scient, Mr. Beck was President and Managing Director of Beck & Associates, a consulting firm, from January 1998 to August 1998. From June 1995 to December 1997, Mr. Beck was Senior Vice President of Global Human Resources at Gateway 2000, a computer company. Prior to joining Gateway, he served as Senior Vice President of Human Resources at Abbott Laboratories, a pharmaceutical company, from March 1992 to May 1995. Mr. Beck received a Bachelor of Science in Business and a Master of Science in Business from San Diego State University.

     Diana L. Brown has served as Vice President and General Manager, Financial Services since April 1998. Prior to joining Scient, Ms. Brown served in various capacities at IBM from July 1978 to March 1998, including Vice President, eBusiness Solutions for the Global Banking, Finance and Securities Industry Group. Ms. Brown received a Bachelor of Science in Physics from St. Lawrence University and a Master of Business Administration from New York University, Stern School of Business.

     Nicholas J. DiGiacomo has served as Vice President and General Manager, Innovation Centers since September 1999, and served as Vice President and General Manager, eMarkets, from July 1998 to September 1999. From July 1993 to July 1998, Dr. DiGiacomo was Senior Vice President at Science Applications International Corporation, or SAIC, a technology services company. While at SAIC, he began the Global Integrity Corporation and Tenth Mountain Systems, both subsidiaries of SAIC. Dr. DiGiacomo received a Bachelor of Science in Physics from Siena College, a Master of Physics from the University of Colorado at Boulder and a Ph.D. in Physics from the University of Colorado at Boulder.

     Aron Dutta has served as Vice President and General Manager, Enterprise since January 1999. Prior to joining Scient, Mr. Dutta was Vice President, General Manager of the New York Market at Viant from October 1996 to January 1999. From February 1992 to October 1996, Mr. Dutta was a principal at Booz Allen & Hamilton. Mr. Dutta received a Bachelor of Science in Electrical Engineering from Polytechnic University.

     Beth A. Frensilli has served as our Vice President, General Counsel since November 1999, and as Senior Corporate Counsel from February 1999 to November 1999. Prior to joining Scient, Ms. Frensilli was an attorney at Hancock, Rothert & Bunshoft, a law firm, from August 1991 to December 1995 and from June 1998 to February 1999. From January 1997 to June 1998, Ms. Frensilli was an attorney at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, a law firm. From January 1996 to

December 1996, Ms. Frensilli was a consultant at Cunningham Communications. Ms. Frensilli received a Bachelor of Arts in Political Science from University of Maryland, and a J.D. from George Washington University National Law Center.

     C. Scott Frisbie has served as Chief Technology Officer since July 1998. Prior to joining Scient, Mr. Frisbie served in various capacities at IBM from April 1984 to July 1998, most recently as Manager of Advanced Technology and Strategy for the Worldwide Banking, Finance and Securities Industry Group.

     Joseph G. Galuszka has served as Vice President, Recruiting since April 1998. Prior to joining Scient, Mr. Galuszka served in various capacities at Gartner Group from May 1986 to April 1998, most recently as Regional Vice President, Sales. Mr. Galuskza received a Bachelor of Science in Mechanical Engineering from the University of Buffalo, State University of New York.

     Christine M. Gardner has served as our Vice President and General Manager, eMarkets since September 1999 and as an eMarkets engagement manager from August 1998 to September 1999. Prior to joining Scient, Ms. Gardner served in various capacities at USWeb/CKS, a consulting firm, and at Ikonic, prior to its acquisition by USWeb/CKS, most recently as Vice President, Business Development and Partner, from October 1996 to August 1998. From October 1994 to April 1996, Ms. Gardner served as a Director at RCM Capital Management, a money management firm. Ms. Gardner received a Bachelor of Arts in Communications and French Studies from Stanford University.

     Douglas I. Kalish has served as Chief Knowledge Officer since April 1998. Prior to joining Scient, Dr. Kalish served in various capacities at Price Waterhouse from October 1984 to April 1998, including Director of Systems of the Consumer Financial Institute Division, Chief Operating Partner and Managing Partner of the Price Waterhouse Technology Centre and Managing Partner of the Electronic Business Solutions Center. Dr. Kalish received an Bachelor of Arts in Neurobiology from the University of Michigan, a Master of Arts in Biology from Harvard University and a Ph.D. in Biology from Harvard University.

     William P. Kim has served as Vice President, Operations since April 1998. Prior to joining Scient, Mr. Kim was Vice President, Product Management at Vivant!, a software company, from October 1997 to April 1998. From July 1988 to July 1997, Mr. Kim was a Managing Partner at Cambridge Technology Partners, a systems integrator. Mr. Kim received a Bachelor of Arts in Electrical Engineering and Music from Massachusetts Institute of Technology.

     Gerry Komlofske has served as Chief Strategy Officer since May 1999. Prior to joining Scient, Mr. Komlofske served as Group Vice President at Technology Solutions Company, a systems integration company, from September 1997 to May 1999. From September 1985 to September 1997, Mr. Komlofske served in various capacities, most recently as Vice President, Global Practice Leader, at Booz Allen & Hamilton, a consulting firm. Mr. Komlofske received a Bachelor of Science in Civil Engineering from Stanford University and a Master of Management from Northwestern University.

     Christopher W. Lochhead has served as Chief Marketing Officer since April 1998. Prior to joining Scient, Mr. Lochhead was Executive Vice President, Strategic Marketing at The Vantive Corporation, a software company, from June 1996 to April 1998. From November 1993 to June 1996, Mr. Lochhead was President and Chief Executive Officer of Always an Adventure, a consulting firm.

     Randall McComas has served as Vice President and General Manager, Telecommunications since February 1999. Prior to joining Scient, Mr. McComas served in various capacities at IBM from July 1983 to February 1999, including Vice President of Telecommunications for Global Telecommunications and Media Industries. Mr. McComas received a Bachelor of Science in Civil/Structural Engineering from The Citadel.

     James McKee has served as Vice President and General Manager, Sales, Recruiting and Delivery since September 1999 and served as Vice President, Sales from February 1999 to September 1999. Prior to joining Scient, Mr. McKee served in various capacities at Renaissance Worldwide, an information technology staffing firm, from November 1991 to January 1999, most recently as Vice President, Business Development.

     John J. Rheinfrank has served as Master Customer Experience Architect since September 1999. Prior to joining Scient, Dr. Rheinfrank served as Chief Executive Officer of SeeSpace, a consulting firm, from April 1996 to September 1999. From January 1994 to April 1996, Dr. Rheinfrank was a principal at the Doblin Group, a consulting firm. From September 1978 to January 1994, Dr. Rheinfrank served as Executive Vice President of Fitch, a consulting firm. Dr. Rheinfrank received a Bachelor of Science, a Master of Science and a Ph.D., all in Industrial and Systems Engineering, from Ohio State University.

     Edward J. Spangler has served as Vice President and General Manager, Retail and Consumer Products since May 1999. Prior to joining Scient, Mr. Spangler served as a Worldwide Partner at Arthur Andersen, from September 1992 to May 1999. From June 1985 to August 1992, Mr. Spangler held various positions with Senn Delaney, a consulting firm which was acquired by Arthur Andersen in 1992. Mr. Spangler received a Bachelor of Arts in Political Science from Penn State University and a Master of Business Administration from Penn State University.

     Daniel A. Stone has served as Vice President and General Manager, Media and Entertainment since May 1999. Prior to joining Scient, Mr. Stone served in various capacities at Turner Broadcasting System, or TBS, from August 1994 to May 1999, most recently as Executive Vice President, Operations and Business Development for TBS International. Mr. Stone received a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania and a Master in Business Administration from Columbia University.

     Garry Van Patter has served as Master Information Architect since July 1999. Prior to joining Scient, Mr. Van Patter was Partner, Director of Information Architecture at USWeb/CKS, a consulting firm and at Donovan & Green, prior to its acquisition of USWeb/CKS, from April 1997 to July 1999. From January 1995 to April 1997, Mr. Van Patter was Partner and Director at Free Associates, a consulting firm. Mr. Van Patter received a Bachelor of Science in Environmental Design from the University of Manitoba and a Master of Science in Communication Design from the Pratt Institute.

     Jeff B. Van Zanten has served as Vice President, Finance and Administration since January 1999 and also as Treasurer since July 1999. Prior to joining Scient, Mr. Van Zanten was Chief Financial Officer at Purple Moon Media, a software company, from August 1997 to August 1998. From September 1989 to June 1997, Mr. Van Zanten was Vice President, Finance and Operations at Advent Software. Mr. Van Zanten is a certified public accountant and received a Bachelor of Science in Accounting from the University of Southern California.

BOARD OF DIRECTORS

     Scient currently has authorized six directors. Upon the completion of the offering, the terms of the office of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors will be Frederick Gluck and Kenichi Ohmae; the Class II directors will be David Beirne and Douglas Leone; and the Class III directors will be Eric Greenberg and Robert Howe. At each annual meeting of stockholders after the initial classification, each elected director will serve from the time of his election and qualification until the third annual meeting following his election. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Scient. All of our officers serve at the discretion of the board of directors. There are no family relationships among the directors and officers of Scient.

     BOARD COMMITTEES

     Our board of directors has an audit committee, a compensation committee and a stock plans committee. The audit committee consists of Messrs. Beirne and Leone. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions. The compensation committee consists of Messrs. Leone and Gluck. The compensation committee administers our stock plans, other than the 1999 Employee Stock Purchase Plan, and makes decisions concerning salaries and incentive compensation for our employees. The stock plans committee consists of Mr. Howe. This committee administers our 1999 Employee Stock Purchase Plan. In addition, it may make awards under our 1999 Equity Incentive Plan, except that it may not make awards to members of the board of directors or to our executive officers nor awards in excess of 200,000 shares per person per year.

     DIRECTOR COMPENSATION

     Currently we do not provide our directors with cash compensation for their services as members of the board of directors, although members are reimbursed for some expenses in connection with attendance at board and committee meetings. At the end of each calendar quarter, our non-employee directors automatically receive options to purchase 5,000 shares of our common stock under our 1999 Equity Incentive Plan. See "Employee Stock Plans -- 1999 Equity Incentive
Plan -- Automatic Grants to Non-Employee Directors."

     In March 1998, when we appointed Mr. Gluck to our board of directors, we granted him an option to purchase 480,000 shares of our common stock at an exercise price of $.03 per share, subject to our repurchase right. In April 1998, when we appointed Morton H. Meyerson to our board of directors, we granted him an option to purchase 480,000 shares of our common stock at an exercise price of $.13 per share, subject to our repurchase right. In connection with his resignation from our board of directors on March 13, 1999, we repurchased 285,000 shares of unvested common stock from Mr. Meyerson for $.13 per share, his original exercise price. In October 1999, when we appointed Kenichi Ohmae to our board of directors, we granted him two options to purchase shares of our common stock. The first option is for 100,000 shares and has an exercise price of $42.25 per share. Twenty-five percent of the option becomes exercisable after one year, with the balance becoming exercisable ratably on a monthly basis for the next thirty-six months. The second option is for 20,000 shares, has an exercise price of approximately $14.08 per share and becomes exercisable in two equal installments, one after two years of service and the other after four years of service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee is currently or has been at any time since the formation of Scient, an officer or employee of Scient. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

INDEMNIFICATION

     Scient has entered into indemnification agreements with each of our directors and executive officers. The form of indemnity agreement provides that we will indemnify our directors or executive officers for expenses incurred because of their status as a director or executive officer, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

     Scient's certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers. The certificate of incorporation provides that directors shall not be personally liable to Scient or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

     - Any breach of a director's duty of loyalty to Scient or its stockholders;

     - Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - Any transaction from which the director derives any improper personal benefit.

     Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors after our stockholders approve the certificate of incorporation, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the amended Delaware General Corporation Law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

     - We are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law;

     - We may, in our discretion, indemnify other officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law;

     - We are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

     - The rights conferred in the bylaws are not exclusive;

     - We may, in our discretion, enter into indemnification agreements with our directors, officers, employees and agents; and

     - We may not retroactively amend the bylaw provisions relating to indemnity in a way that would adversely affect the rights of our directors or executive officers.

     Our bylaws further provide that we shall indemnify our directors to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to compensation for the fiscal year ended March 31, 1999 earned by our Chief Executive Officer and our three other executive officers, collectively referred to as the Named Executive Officers:

                           SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                 COMPENSATION
                                                                 ------------
                                                                    AWARDS
                                                                 ------------
                                                  ANNUAL          NUMBER OF
                                               COMPENSATION       SECURITIES
                                            ------------------    UNDERLYING       ALL OTHER
                                             SALARY     BONUS     OPTIONS(1)    COMPENSATION(2)
                                            --------   -------   ------------   ---------------
Robert M. Howe............................  $250,000   $    --           --         $52,474
  President and Chief Executive Officer
Eric Greenberg............................   239,583    33,333           --              --
  Chairman of the Board of Directors
Stephen A. Mucchetti(3)...................   118,429    50,000    1,500,000          58,879
  Chief Operating Officer and Executive
  Vice President
William H. Kurtz(4).......................   159,135    50,000    1,100,000          78,967
  Chief Financial Officer, Executive Vice
  President, Treasurer and Secretary

-------------------------
(1) Numbers were adjusted to reflect the two-for-one stock split effective December 1999.

(2) Amount shown for Mr. Howe includes $45,808 in relocation expenses and $6,666 for reimbursement of taxes paid by him. Amount shown for Mr. Mucchetti includes $42,035 in commuting expenses and $16,844 for reimbursement of taxes paid by him. Amount shown for Mr. Kurtz includes $77,214 in relocation expenses and $1,753 for reimbursement of taxes paid by him.

(3) Mr. Mucchetti commenced employment with Scient in October 1998.

(4) Mr. Kurtz commenced employment with Scient in August 1998.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth the stock options we granted during the fiscal year ended March 31, 1999, to each of the Named Executive Officers. All numbers in the table have been adjusted to reflect the two-for-one stock split effective December 1999. Generally, these stock options are immediately exercisable. We have the right to repurchase all unvested shares at the original exercise price upon the optionee's cessation of service. Generally, our repurchase right lapses and the optionee vests in 25% of the option shares upon completion of 12 months of service from the vesting start date and vests in the balance in a series of equal monthly installments over the next three years of service. The option shares will vest upon an acquisition of Scient by merger or asset sale, unless we transfer our repurchase right with respect to the unvested option shares to the acquiring entity. Each of the options has a ten-year term, subject to earlier termination in the event of the optionee's cessation of service. The percentages in the column entitled "Percent of Total Options Granted to Employees during the fiscal year ended March 31, 1999" are based on an aggregate of 15,355,700 options granted to employees of Scient under the 1997 Stock Plan during the fiscal year ended March 31, 1999.

     The amounts listed in the following table under the heading "Exercise Price" were equal to the fair market value of our common stock as determined by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise. The fair market value of our common stock was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock, taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock and an evaluation by the board of our revenues, operating history and prospects.

     We calculated the amounts listed in the following table under the heading "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term" based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock price appreciation of 5% and 10% pursuant to rules promulgated by the Securities and Exchange Commission. These rates of appreciation do not represent our prediction of our stock price performance. We calculated the potential realizable values at 5% and 10% appreciation by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. Information on how we determined the fair market value of our common stock is disclosed in the preceding paragraph. The price to the public in this offering is higher than the estimated fair market value on the date of grant. Therefore, the potential realizable value of the option grants would be significantly higher than the numbers shown in this column if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the public offering price.

                                                  INDIVIDUAL GRANTS
                               -------------------------------------------------------
                                            PERCENT OF TOTAL                               POTENTIAL REALIZABLE
                                             OPTIONS GRANTED                                 VALUE AT ASSUMED
                               NUMBER OF      TO EMPLOYEES                                   ANNUAL RATES OF
                               SECURITIES        DURING                                  STOCK PRICE APPRECIATION
                               UNDERLYING    THE FISCAL YEAR    EXERCISE                     FOR OPTION TERM
                                OPTIONS           ENDED           PRICE     EXPIRATION   ------------------------
            NAME                GRANTED      MARCH 31, 1999     ($/SHARE)      DATE          5%           10%
            ----               ----------   -----------------   ---------   ----------   ----------   -----------
Robert M. Howe...............         --            --%           $  --            --    $       --   $        --
Eric Greenberg...............         --            --               --            --            --            --
Stephen A. Mucchetti(1)......  1,000,000           6.5              .80      10/12/08     6,841,357    10,893,718
                                 200,000           1.3              .80      11/10/08     1,368,271     2,178,744
                                 300,000           2.0              .80      12/22/08     2,052,407     3,268,115
William H. Kurtz(2)..........  1,000,000           6.5             .325       8/12/08     7,615,082    12,125,746
                                 100,000            .7              .80       1/28/09       684,136     1,089,372

-------------------------
(1) For the options granted on October 12, 1998, Mr. Mucchetti was immediately vested in 20% of these option shares, and he will vest in an additional 20% of these option shares upon completion of his first 12 months of service from the vesting start date. After that, he will vest in the balance in a series of equal monthly installments over his next three years of service. For the options granted on November 10, 1998, Mr. Mucchetti will become fully vested after 60 months of continuous service to Scient. For the options granted on December 22, 1998, Mr. Mucchetti will vest after 48 months of continuous service to Scient. If we discharge him without cause or if he resigns because we reduce his salary, Mr. Mucchetti will receive an additional 12 months of service credit. If Scient is acquired but Mr. Mucchetti's remaining option shares do not vest in full, Mr. Mucchetti will receive an additional 12 months of service credit if he is discharged or if he resigns because his salary is reduced or he is not designated as the Chief Operating Officer, or a higher position, of the surviving company.

(2) If Scient is acquired but Mr. Kurtz's option shares do not vest in full, Mr. Kurtz receives an additional 12 months of service credit if he is discharged or if he resigns because his salary is reduced or he is not designated as the Chief Financial Officer of the surviving company.

AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED MARCH 31, 1999 AND OPTION VALUES AT MARCH 31, 1999

     The following table sets forth for each of the Named Executive Officers options exercised during the fiscal year ended March 31, 1999, and the number and value of securities underlying unexercised options that were held by the Named Executive Officers at March 31, 1999. All numbers in the table have been adjusted to reflect the two-for-one stock split that took effect in December of 1999. The numbers in the column entitled "Value Realized" are equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares. Generally, these stock options are immediately exercisable. We have the right to repurchase all unvested option shares at the original exercise price upon the optionee's cessation of service. The heading "Vested" refers to shares no longer subject to our right of repurchase; the heading "Unvested" refers to shares subject to our right of repurchase as of March 31, 1999. The numbers in the column entitled "Value of Unexercised In-the-Money Options at March 31, 1999" are based on the fair market value of our common stock at March 31, 1999 as determined by our board of directors, $5.00, less the exercise price payable for such shares. The fair market value of our common stock at March 31, 1999 was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of our revenues, operating history and prospects. The price to the public in this offering is higher than the estimated fair market value at March 31, 1999. Consequently, the value of unexercised options would be higher than the numbers shown in the table if the values were calculated by subtracting the option's exercise price from the public offering price.

                                                                     NUMBER OF
                                                               SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                                     NUMBER OF                  UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS AT
                                      SHARES                     AT MARCH 31, 1999           MARCH 31, 1999
                                    ACQUIRED ON     VALUE      ----------------------    -----------------------
                                     EXERCISE      REALIZED     VESTED      UNVESTED      VESTED      UNVESTED
                                    -----------    --------    --------    ----------    --------    -----------
Robert M. Howe....................          --     $     --         --            --     $     --    $        --
Eric Greenberg....................          --           --         --            --           --             --
Stephen A. Mucchetti..............   1,000,000           --     25,000       475,000      105,000      1,995,000
William H. Kurtz..................     850,000      213,750         --       250,000           --      1,121,250

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     We have entered into an employment agreement, dated December 10, 1997, with Eric Greenberg, our Chairman, which provides for annual base salary of $200,000, annual bonus at the discretion of our board of directors and participation in our employee benefit plans. On June 12, 1998, our board of directors increased Mr. Greenberg's annual salary to $250,000. The employment agreement provides that we will pay Mr. Greenberg a lump sum equal to 100% of the greater of (1) his then current annual base compensation or (2) his actual base compensation plus bonus for the most recently completed fiscal year if we terminate Mr. Greenberg without his consent for any reason other than for cause or permanent disability. In addition, we have the right to repurchase Mr. Greenberg's shares, which lapses pursuant to a four-year vesting schedule. Our repurchase right will lapse in its entirety upon a change of control of Scient, or upon Mr. Greenberg's involuntary termination.

     We have entered into an employment agreement, dated February 9, 1998 with Robert Howe, our President and Chief Executive Officer, which provides for annual base salary of $250,000, annual bonus at the discretion of the board of directors and participation in our employee benefit plans. The employment agreement also provides that we will pay Mr. Howe a lump sum equal to 100% of the greater of (1) his then current annual base compensation or (2) his actual base compensation plus bonus for the most recently completed fiscal year if we terminate Mr. Howe without his consent for any reason other than for cause or permanent disability. In addition, we granted Mr. Howe an immediately exercisable option to purchase 4,800,000 shares of our common stock upon commencement of his employment, subject to our right of repurchase which lapses pursuant to a four-year vesting schedule. Our repurchase right will lapse with respect to 25% of such shares if we terminate Mr. Howe without cause, and with respect to 100% of such shares upon a change of control of Scient. In addition, we made a one-time payment of $330,000 to Mr. Howe upon his joining Scient.

     We have entered into an employment agreement, dated June 12, 1998, with William Kurtz, our Chief Financial Officer, which provides for annual base salary of $250,000, annual bonus at the discretion of the board of directors and participation in our employee benefit plans. The employment agreement also provides that we will pay Mr. Kurtz a lump sum equal to six months' salary if we terminate Mr. Kurtz. In addition, we granted Mr. Kurtz an option to purchase 1,000,000 shares of our common stock upon commencement of his employment, subject to our right of repurchase which lapses pursuant to a four-year vesting schedule. The four-year vesting schedule will be adjusted to provide accelerated vesting on 12 months' worth of shares if, upon a change of control of Scient, Mr. Kurtz is terminated or not offered the position of Chief Financial Officer with the surviving entity.

     We have entered into an employment agreement, dated September 14, 1998, with Stephen A. Mucchetti, our Chief Operating Officer, which provides for annual base salary of $250,000, annual bonus of $50,000 for his first two years at Scient and participation in our employee benefit plans. In addition, we granted Mr. Mucchetti an option to purchase 1,000,000 shares of our common stock upon commencement of his employment, of which 20% was immediately vested and the remainder was subject to our right of repurchase which lapses pursuant to a four-year vesting schedule. The employment agreement provides that if we terminate Mr. Mucchetti, we will pay him a lump sum equal to one year's salary, and he will vest in 12 months of stock options. The four-year vesting schedule will be adjusted to provide accelerated vesting on 12 months' worth of shares if, upon a change of control of Scient, Mr. Mucchetti is terminated or not offered the position of Chief Operating Officer with the surviving entity.

EMPLOYEE STOCK PLANS

     1999 EQUITY INCENTIVE PLAN

     Share Reserve. Our board of directors adopted our 1999 Equity Incentive Plan on March 18, 1999. Our stockholders also approved this plan. We have reserved 6,400,000 shares of our common stock for issuance under the 1999 Equity Incentive Plan, including an increase approved on October 13, 1999. Any shares not issued under our 1997 Stock Plan on the date of our initial public offering also became available under the 1999 Equity Incentive Plan. On January 1 of each year, starting with the year 2000, the number of shares in the reserve will automatically increase by 8% of the sum of the total number of shares of common stock that are outstanding at that time plus the number of shares of common stock issuable upon the exercise of outstanding options at that time or, if less, by 10,000,000 shares. In general, if options or shares awarded under the 1999 Equity Incentive Plan or the 1997 Stock Plan are forfeited, then those options or shares will again become available for awards under the 1999 Equity Incentive Plan.

     Administration. The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of the 1999 Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways. In addition, the board of directors has appointed a stock plans committee. This committee currently consists of Robert Howe, the Company's President and Chief Executive Officer. The stock plans committee may make awards under the 1999 Equity Incentive Plan and may determine all terms and conditions of these awards. But this committee may not make awards to members of the board of directors or to our executive officers, and it may not make awards in excess of 200,000 shares per person per year.

     Eligibility. The following groups of individuals are eligible to participate in the 1999 Equity Incentive Plan:

     - Employees;

     - Members of our board of directors who are not employees; and

     - Consultants.

     Types of Awards. The 1999 Equity Incentive Plan provides for the following types of award:

     - Options to purchase shares of our common stock;

     - Stock appreciation rights;

     - Restricted shares of our common stock; and

     - Stock units, sometimes called phantom shares.

     Options and Stock Appreciation Rights. Options may be incentive stock options or nonstatutory stock options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price for all incentive stock options and stock appreciation rights granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. The exercise price of nonstatutory stock options may be as low as the par value of the underlying shares of our common stock. Optionees may pay the exercise price by using:

     - Cash;

     - Shares of common stock that the optionee already owns;

     - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     - An immediate sale of the option shares through a broker designated by us; or

     - A loan from a broker designated by us, secured by the option shares.

     Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The 1999 Equity Incentive Plan provides that no participant may receive options covering more than 2,000,000 shares and stock appreciation rights covering more than 2,000,000 shares in the same year, except that a newly hired employee may receive options covering up to 4,000,000 shares and stock appreciation rights covering up to 4,000,000 shares in the first year of employment.

     Restricted Shares. Restricted shares may be awarded under the 1999 Equity Incentive Plan in return for:

     - Cash;

     - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     - Services already provided to us; and

     - In the case of treasury shares only, services to be provided to us in the future.

     Restricted shares and stock units vest at the time or times determined by the compensation committee.

     Change in Control. If a change in control of Scient occurs, an option or other award under the 1999 Equity Incentive Plan will generally become fully vested, unless the surviving corporation assumes the option or award or replaces it with a comparable award. In addition, an option or other award will ordinarily become vested in full -- even if it was assumed or replaced -- if the participant is discharged within 12 months after the change in control other than for cause. For this purpose, a participant is also treated as having been discharged other than for cause if the participant resigns after being asked to relocate, after suffering a reduction in compensation, or after being demoted. A change in control includes:

     - A merger of Scient after which our own stockholders own 50% or less of the surviving corporation;

     - A sale of all or substantially all of our assets;

     - A proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

     - An acquisition of 30% or more of our outstanding stock by any person or group, other than a person related to Scient, such as a holding company owned by our stockholders.

     Automatic Grants to Non-Employee Directors. The non-employee members of our board of directors are eligible for automatic option grants under the 1999 Equity Incentive Plan. Each non-employee director receives options for 5,000 shares of our common stock during each calendar quarter. These options are exercisable immediately after the grant, and the option shares will be fully vested from the outset.

     The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board, if earlier.

     Our board may amend or terminate the 1999 Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan.

     1999 EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors adopted the 1999 Employee Stock Purchase Plan on April 22, 1999. Our stockholders also approved this plan. The 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 2,000,000 shares of our common stock for issuance under the plan. On May 1 of each year, starting with the year 2000, the number of shares in the reserve will be increased by the number of shares that have been issued under the 1999 Employee Stock Purchase Plan during the prior 12-month period, such that the number of available shares in the reserve will automatically be restored to 2,000,000. The plan is administered by the stock plans committee of our board of directors.

     All of our employees are eligible to participate if they are employed by us for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts six months. Offering periods start on May 1 and November 1 of each year.

     The 1999 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. An employee's payroll deductions may not exceed 15% of the employee's salary. Purchases of our common stock will occur on April 30 and October 31 of each year or on the last trading day prior to those dates. Each participant may purchase up to 4,000 shares on any purchase date, provided that the value of the shares purchased in any calendar year, measured as of the beginning of the offering period may not exceed $25,000.

     The price of each share of common stock purchased under the 1999 Employee Stock Purchase Plan will be 85% of the lower of:

     - The fair market value per share of common stock on the trading day immediately before the first day of the applicable offering period; or

     - The fair market value per share of common stock on the purchase date.

     Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Scient. If a change in control of Scient occurs, the 1999 Employee Stock Purchase Plan will terminate and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan at any time. If our board increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS AND OFFICERS

     In December 1997, Scient sold shares of Series A Preferred Stock to obtain equity capital for general corporate purposes, including working capital. Purchasers in the offering were, among others, the following stockholders in the amounts indicated for $.90 per share or an aggregate of $4,720,001. These shares of Series A Preferred Stock converted into 20,977,780 shares of our common stock.

                                                              SHARES OF SERIES A
                                                               PREFERRED STOCK
                                                              ------------------
Benchmark Capital Partners II, L.P. ........................      2,844,445
Sequoia Capital VII.........................................      2,196,000
Sequoia Technology Partners VII.............................         96,000
SQP 1997....................................................         44,544
Sequoia 1997................................................         25,056
Sequoia International Partners..............................         38,400
                                                                  ---------
  Total Shares..............................................      5,244,445
                                                                  =========

Mr. Beirne, a director of Scient, is a managing member of the general partner of Benchmark Capital Partners II, L.P. Mr. Leone, a director of Scient, is a managing member of the general partner of the funds affiliated with Sequoia Capital VII.

     In May 1998, Scient sold 950,000 shares of Series A Preferred Stock to obtain additional equity capital for general corporate purposes, including working capital, to the following director and former director for $1.50 per share or an aggregate of $1,425,000. These shares of Series A Preferred Stock, net of the repurchase described below, converted into 1,550,000 shares of our common stock.

                                                              SHARES OF SERIES A
                                                               PREFERRED STOCK
                                                              ------------------
Frederick W. Gluck..........................................        200,000
Morton H. Meyerson..........................................        750,000
                                                                  ---------
  Total Shares..............................................        950,000
                                                                  =========

     In connection with his purchase of Series A Preferred Stock, we loaned Mr. Meyerson, one of our former directors, $843,750. Mr. Meyerson issued us a promissory note dated May 11, 1998 for the principal sum of $843,750, with interest accruing at 5.5% per annum. The loan was secured by 562,500 shares of his Series A Preferred Stock pursuant to a Stock Pledge Agreement dated May 11, 1998. The 562,500 shares of Series A Preferred Stock were also subject to repurchase by Scient pursuant to an October 31, 1998 Stock Repurchase Agreement. In connection with his resignation from our board of directors on March 13, 1999, we repurchased the 562,500 shares of Series A Preferred Stock pursuant to the Stock Restriction Agreement by canceling the promissory note. In connection with the cancellation, we forgave approximately $38,400 of accrued interest that was due under the note.

     In June 1998, Scient sold shares of Series B Preferred Stock to obtain additional equity capital for general corporate purposes, including working capital. Purchasers in the offering were, among others, the following stockholders in the amounts indicated for $6.35 per share or an aggregate of $13,499,992. These shares of Series B Preferred Stock converted into 4,251,966 shares of our common stock.

                                                              SHARES OF SERIES B
                                                               PREFERRED STOCK
                                                              ------------------
Benchmark Capital Partners II, L.P..........................        157,480
Sequoia Capital VII.........................................        144,094
Sequoia Technology Partners VII.............................          6,299
SQP 1997....................................................          2,923
Sequoia 1997................................................          1,644
Sequoia International Partners..............................          2,520
Smallcap World Fund Inc. ...................................      1,417,323
Morgan Stanley Dean Witter Equity Funding, Inc. ............        393,700
                                                                  ---------
  Total Shares..............................................      2,125,983
                                                                  =========

Mr. Beirne, a director of Scient, is a managing member of the general partner of Benchmark Capital Partners II, L.P. Mr. Leone, a director of Scient, is a managing member of the general partner of the funds affiliated with Sequoia Capital VII.

     In February 1999, Scient sold shares of Series C Preferred Stock to obtain additional equity capital for general corporate purposes, including working capital. Purchasers in the offering were, among others, the following stockholders in the amounts indicated for $10.85 per share or an aggregate consideration of $11,249,540. These shares of Series C Preferred Stock converted into 2,073,648 shares of our common stock.

                                                              SHARES OF SERIES C
                                                               PREFERRED STOCK
                                                              ------------------
Sequoia Capital Franchise Fund..............................        460,830
Entities Affiliated with Amerindo Investment Advisors,
Inc.........................................................        483,829
Palantir Partners L.P.......................................         92,165
                                                                  ---------
  Total Shares..............................................      1,036,824
                                                                  =========

Mr. Leone, a director of Scient, is a managing member of the general partner of Sequoia Capital Franchise Fund.

     To provide further incentive to Stephen Mucchetti, our Chief Operating Officer, we granted him an option to purchase 300,000 shares of our common stock on December 22, 1998. The option vests in one installment on December 31, 2002 and has an exercise price of $.80 per share. In connection with the grant to Mr. Mucchetti, we entered into a stock repurchase agreement with Mr. Howe, dated December 22, 1998. Under the stock repurchase agreement, Mr. Howe agreed to sell 300,000 shares of our common stock held by him to us at $.80 per share if Mr. Mucchetti vests in his December 22, 1998 option to purchase 300,000 shares of common stock.

     In March 1999, Eric Greenberg, our Chairman, and Robert Howe, our President and Chief Executive Officer, sold 600,000 shares of common stock and 300,000 shares of common stock, respectively, to Gryphon Holdings, L.P. At the closing of the sales, Gryphon made initial payments to Messrs. Greenberg and Howe equal to $10.00 per share. We received no proceeds from either sale. In connection with the sale by Mr. Greenberg we waived our right of first refusal.

     In May 1999, entities affiliated with Sequoia Capital acquired 380,000 shares of our common stock for $10.00 per share in connection with our initial public offering.

     In addition, we have granted options to and have entered into compensation agreements and other arrangements to attract, retain and provide incentive to our directors and executive officers. These transactions are described in "Management."

     In November 1999, a group of Scient colleagues, including all of Scient's executive officers, and one non-employee director of Scient established a private investment fund. The fund, which is separate and distinct from Scient and Scient Capital, may make independent investments in Scient clients, some of which Scient Capital may also invest in.

TRANSACTIONS WITH ENTITIES RELATED TO DIRECTORS AND GREATER THAN 5% STOCKHOLDERS

     In connection with the recruiting of our Chief Financial Officer and Chief Technology Officer, we engaged the services of Ramsey/Beirne Associates, an executive search firm. Mr. Beirne, one of our directors, is the chairman of Ramsey/Beirne and owns more than 5% of the stock of Ramsey/Beirne. As payment for services, we paid Ramsey/Beirne $100,000 and issued a warrant to purchase 160,000 shares of common stock, with an exercise price of $.05 per share. We received $8,000 when Ramsey/Beirne exercised the warrant on September 9, 1998.

     In connection with the recruiting of our Vice President, Sales, we again engaged the services of Ramsey/Beirne. As payment for services, we paid Ramsey/Beirne $50,000 and issued an immediately exercisable warrant to purchase 15,750 shares of common stock, with an exercise price of $.38 per share. We received $5,906 when Ramsey/Beirne exercised the warrant in May 1999.

     Two of our directors have interests in some of our clients. Mr. Beirne is a managing member of the general partner of funds affiliated with Benchmark Capital. Mr. Leone is a managing member of the general partner of funds affiliated with Sequoia Capital. Benchmark and Sequoia are venture capital firms that hold equity interests exceeding ten percent of the total outstanding equity of several of our clients. In addition, Benchmark and Sequoia each control a seat on the board of directors of some of these clients.

     Benchmark is a significant shareholder of or has a right to nominate a member to the board of directors of PlanetRx.com, living.com, E-Physician, eBay, WebVan and one other client of Scient. During the year ended March 31, 1999 and the six months ended September 30, 1999, we recognized revenue of $3.8 million and $1.4 million, respectively, from these companies in connection with our provision of eBusiness services to them.

     Sequoia is also a significant shareholder of or has a right to nominate a member to the board of directors of BenefitPoint, PlanetRx.com, sales.com, Miadora and WebVan. During the year ended March 31, 1999 and the six months ended September 30, 1999, we recognized revenue of $4.4 million and $5.8 million, respectively, from these companies in connection with our provision of eBusiness services to them.

     We believe that we made all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. A majority of the disinterested outside directors on our board of directors will approve all future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates. Such transactions will continue to be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth, as of November 30, 1999, information with respect to shares beneficially owned by (1) each person who we know to be the beneficial owner of more than five percent of our outstanding shares of common stock; (2) each of the Named Executive Officers; (3) each of our directors; (4) all current directors and executive officers as a group; and (5) all other selling stockholders. The number of shares shown as beneficially owned by each stockholder is adjusted to reflect the sale of shares offered in this offering. We have determined beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares beneficially owned by him is deemed to include the number of shares beneficially owned by that person (and only that person) by reason of such acquisition rights. In general, options to purchase our capital stock are exercisable in full, with the underlying shares subject to repurchase rights that lapse as the shares vest. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. The percentage of beneficial ownership for the following table is based on 70,586,582 shares of common stock outstanding as of November 30, 1999, and 72,436,582 shares of common stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o Scient Corporation, One Front Street, 28th Floor, San Francisco, California, 94111. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.



                                                 SHARES BENEFICIALLY
                                                    OWNED PRIOR TO       NUMBER     SHARES BENEFICIALLY
                                                       OFFERING         OF SHARES   OWNED AFTER OFFERING
  5% STOCKHOLDERS, NAMED OFFICERS, DIRECTORS,    --------------------     BEING     --------------------
AND DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP    NUMBER     PERCENT    OFFERED      NUMBER     PERCENT
-----------------------------------------------  ----------   -------   ---------   ----------   -------
Eric Greenberg(1)..............................  11,789,064    16.7%     400,000    11,389,064    15.7%
Entities associated with Benchmark
Capital(2).....................................  10,523,466    14.9           --    10,523,466    14.5
David M. Beirne(3).............................  10,533,466    14.9           --    10,533,466    14.5
Entities associated with Sequoia Capital(4)....  10,253,902    14.5           --    10,253,902    14.2
Douglas Leone(5)...............................  10,305,882    14.6           --    10,305,882    14.2
Robert M. Howe(6)..............................   6,874,000     9.7      200,000     6,674,000     9.2
Stephen A. Mucchetti(7)........................   1,250,000     1.8       75,000     1,175,000     1.6
William H. Kurtz(8)............................   1,039,264     1.5       30,000     1,009,264     1.4
Frederick W. Gluck(9)..........................   1,014,004     1.4       35,000       979,004     1.4
Morgan Stanley Dean Witter Equity Funding,
  Inc. ........................................     787,400     1.1      110,000       677,400       *
Kenichi Ohmae(10)..............................       5,000       *           --         5,000       *
All directors and executive officers as a group
  (8 persons)(11)..............................  42,810,680    60.2      740,000    42,070,680    57.7


-------------------------
  *  Represents ownership of less than one percent.


 (1) If the underwriters' over-allotment option is exercised, the underwriters may purchase an additional 300,000 shares from Mr. Greenberg.



 (2) Benchmark Capital Partners II, L.P. holds 10,523,466 shares as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders Fund II, L.P., Benchmark Founders Fund II-A, L.P., and Benchmark Members' Fund, L.P. Mr. Beirne, a director of Scient, is a Managing Member of the general partner of Benchmark Capital Partners II, L.P. Mr. Beirne disclaims beneficial ownership of the shares held by Benchmark Capital Partners II, L.P. except to the extent of his pecuniary interest therein. The address for Benchmark Capital is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.


 (3) Benchmark Capital Partners II, L.P. holds 10,523,466 shares as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders Fund II, L.P., Benchmark Founders Fund II-A, L.P., and Benchmark Members' Fund, L.P. Mr. Beirne, a director of Scient, is a Managing Member of the general partner of Benchmark Capital Partners II, L.P. Mr. Beirne disclaims beneficial ownership of the shares held by Benchmark Capital Partners II, L.P. except to the extent of his pecuniary interest therein. Includes options immediately exercisable for 10,000 shares. The address for Mr. Beirne is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.



 (4) Includes 8,164,970 shares held by Sequoia Capital VII, 356,940 shares held by Sequoia Technology Partners VII, 184,022 shares held by SQP 1997, 103,512 shares held by Sequoia 1997, 142,798 shares held by Sequoia International Partners and 1,301,660 shares held by Sequoia Capital Franchise Fund. Mr. Leone, a director of Scient, is a Managing Member of SC VII-A Management, L.L.C. which is the general partner of Sequoia Capital VII, Sequoia Technology Partners VII, SQP 1997, Sequoia 1997, Sequoia International Partners and Sequoia Capital Franchise Fund. Mr. Leone disclaims beneficial ownership of the shares held by Sequoia Capital Franchise Fund, Sequoia Capital VII, Sequoia Technology Partners VII, SQP 1997, Sequoia 1997 and Sequoia International Partners except to the extent of his pecuniary interest therein. The address for Sequoia Capital is 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park, CA 94025.



 (5) Includes 8,164,970 shares held by Sequoia Capital VII, 356,940 shares held by Sequoia Technology Partners VII, 184,022 shares held by SQP 1997, 103,512 shares held by Sequoia 1997, 142,798 shares held by Sequoia International Partners and 1,301,660 shares held by Sequoia Capital Franchise Fund. Mr. Leone, a director of Scient, is a Managing Member of SC VII-A Management, L.L.C. which is the general partner of Sequoia Capital VII, Sequoia Technology Partners VII, SQP 1997, Sequoia 1997, Sequoia International Partners and Sequoia Capital Franchise Fund. Mr. Leone disclaims beneficial ownership of the shares held by Sequoia Capital Franchise Fund, Sequoia Capital VII, Sequoia Technology Partners VII, SQP 1997, Sequoia 1997 and Sequoia International Partners except to the extent of his pecuniary interest therein. Includes options immediately exercisable for 10,000 shares. The address for Mr. Leone is 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park, CA 94025.



 (6) Includes 4,800,000 shares held by Robert M. Howe and Althea M. Howe as Joint Tenants with Right of Survivorship. Includes 300,000 shares which are subject to a stock repurchase agreement that allows Scient to repurchase up to all of such shares in the event that Stephen A. Mucchetti, Scient's Chief Operating Officer, vests in a December 22, 1998 300,000 share option grant by Scient. Mr. Mucchetti will vest in such options if he remains employed by the Company through December 22, 2002.



 (7) Includes 1,000,000 shares held by Stephen A. Mucchetti and Rebecca S. Mucchetti as Joint Tenants with Right of Survivorship and options immediately exercisable for 250,000 shares.



 (8) Includes 790,464 shares held by William H. Kurtz and Kathy H. Kurtz as Joint Tenants with Right of Survivorship and options immediately exercisable for 250,000 shares.



 (9) Includes 219,992 shares held by the Gluck 1997 Irrevocable Trust and options immediately exercisable for 10,000 shares. If the underwriters' over-allotment option is exercised, the underwriters may purchase up to an additional 105,000 shares from Mr. Gluck.



(10) Consists entirely of immediately exercisable options.



(11) Includes options immediately exercisable for 535,000 shares.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, our authorized capital stock will consist of 125,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $.0001 par value.

COMMON STOCK


     As of November 30, 1999, there were 70,586,582 shares of common stock outstanding that were held of record by approximately 269 stockholders. As of November 30, 1999 there were 14,041,886 shares of common stock subject to outstanding options, 7,648,647 of which were then currently exercisable. There will be 72,436,582 shares of common stock outstanding after giving effect to the sale of the shares of common stock to the public offered hereby. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of the liquidation, dissolution, or winding up of Scient, the holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable. See "Dividend Policy."


PREFERRED STOCK

     No shares of preferred stock are outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions on any series of preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Scient without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently do not plan to issue any of the preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation, provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification of directors may tend to discourage a party from making a tender offer or otherwise attempting to obtain control of Scient and may maintain the incumbency of the board of directors. The classification of boards of directors has the effect of delaying the time when a party can replace a majority of the incumbent directors thus it generally increases the difficulty of replacing a majority of the directors. Our certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of our bylaws and certificate of incorporation provide that the stockholders may amend the bylaws or certain provisions of our certificate of incorporation only with the affirmative vote of 75% of our outstanding capital stock. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Scient. We intended these provisions to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors. The provisions are also meant to discourage transactions that may involve a change of control of Scient. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See "Risk Factors -- We Have Various Mechanisms in Place to Discourage Takeover Attempts."

     DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. Section 203 prevents Delaware corporations whose securities are listed on the Nasdaq National Market from engaging in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an "interested stockholder." For purposes of Section 203, a "business combination" includes a merger or consolidation involving Scient and the interested stockholder and the sale of 10% or more of Scient's assets. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of Scient and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of Section 203.

REGISTRATION RIGHTS

     After this offering, the holders of approximately 45,122,252 shares of common stock and rights to acquire common stock, including Eric Greenberg, our Chairman, will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, such holders are entitled to require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to cause such registration to become effective. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights terminate in May 2003 and are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities, including this offering.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is U.S. Stock Transfer Corporation, and its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 72,436,582 shares of common stock outstanding, assuming no exercise of options after November 30, 1999. These shares will be eligible for sale at various dates after the date of this prospectus. These shares will be either freely tradeable or subject to certain restrictions, including lock-up agreements and restrictions under Rule 144 and Rule 701 under the Securities Act of 1933, as amended. The following table summaries when these shares will be eligible for sale:



                                  APPROXIMATE SHARES
            DATE               ELIGIBLE FOR FUTURE SALE                   COMMENT
            ----               ------------------------                   -------
On Effectiveness.............         27,676,044          Freely tradeable shares sold in this
                                                          offering and our initial public
                                                          offering, and shares saleable under
                                                          Rule 144 and Rule 701
On March 16, 2000............          2,279,638          Additional shares saleable under Rule
                                                          144
On March 12, 2000............            900,000          Additional shares saleable under Rule
                                                          144
90 days After                         41,200,900          90 day lock-up expires
  Effectiveness..............
On May 14, 2000..............            380,000          One-year Initial Public Offering lockup
                                                          expires


     In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of common stock then outstanding, which will equal approximately 724,366 shares immediately after this offering; or


     - The average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to manner of sale requirements, and depending on the amount sold, the filing of a Form 144 with respect to the sale.

     Under Rule 144(k), a person, or persons whose shares are aggregated, is entitled to sell his or her shares without regard to the limitations described above if:

     - The person has not been an affiliate of Scient, such as an officer, director of 10%-or-greater stockholder, at any time during the 90 days immediately preceding the sale; and

     - The person has beneficially owned his or her shares for at least two years.

Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered hereby.

     In connection with this offering, Scient, its directors and executive officers and some other stockholders, including the selling stockholders in this offering, have agreed not to sell any common stock without the prior consent of Morgan Stanley & Co. Incorporated for a period of 90 days from the date of this prospectus, except that Scient may, without such consent, grant options and sell shares pursuant to its stock plans.

     Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions. As of November 30, 1999, the holders of options exercisable into approximately 14,041,886 shares of common stock will be eligible to sell their shares, subject in some cases to vesting of such options.

     In May 1999, we filed a registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. Accordingly, shares registered under such registration statement are, subject to Rule 144 volume limitations applicable to affiliates of Scient, available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above.

     In addition, after this offering, the holders of approximately 45,122,252 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates of Scient, becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in the underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, an aggregate of 2,700,000 shares of common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:



                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................  1,012,000
Hambrecht & Quist LLC.......................................    297,000
Lehman Brothers Inc.........................................    297,000
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................    297,000
Thomas Weisel Partners LLC..................................    297,000
CIBC World Markets Corp. ...................................     50,000
Dain Rauscher Wessels, a division of Dain Rauscher..........     50,000
Deutsche Bank Securities Inc................................     50,000
First Union Securities, Inc. ...............................     50,000
WR Hambrecht + Co...........................................     50,000
Legg Mason Wood Walker, Incorporated........................     50,000
PaineWebber Incorporated....................................     50,000
Prudential Securities Incorporated..........................     50,000
Soundview Financial Group, Inc. ............................     50,000
Warburg Dillon Read LLC.....................................     50,000
                                                              ---------
          Total.............................................  2,700,000
                                                              =========


     The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken. Morgan Stanley Dean Witter Online, an affiliate of Morgan Stanley & Co. Incorporated and facilitator of Internet distribution, is acting as a selected dealer in connection with the offering.


     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $2.72 a share under the public offering price. Any underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain other dealers. After the public offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.



     Pursuant to the underwriting agreement, Eric Greenberg and Frederick W. Gluck have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 300,000 additional shares and 105,000 additional shares, respectively, of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

     We, the directors, officers, selling stockholders and certain other of our stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, we will not, directly or indirectly:

     - Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

     - Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - The sale to the underwriters of the shares of common stock under the underwriting agreement;

     - The issuance by Scient of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

     - Transactions by any person other than Scient relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; or

     - Issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans that are in existence on the date of the prospectus and consistent with past practices.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     In June 1998, we sold shares of our Series B Preferred Stock in a private placement. In this private placement, Morgan Stanley Dean Witter Equity Funding, Inc., or MSDW Equity Funding, purchased 393,700 shares of Series B Preferred Stock, which converted into 787,400 shares of common stock for $2,449,995, or $6.35 per share. MSDW Equity Funding purchased these shares on the same terms as the other investors in the private placement. Morgan Stanley & Co. Incorporated, one of the underwriters in this offering, and MSDW Equity Funding are both wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

     Due to fact that one of the representatives of the underwriters was organized within the last three years, we are providing you the following information. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager of, or as a syndicate member in, numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP participating in the consideration of legal matters relating to the common stock offered hereby are the beneficial owners of 30,650 shares of our common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements as of March 31, 1998 and March 31, 1999, and for the period from November 7, 1997 through March 31, 1998 and the year ended March 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and such common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is http://www.sec.gov.

     We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file annual and quarterly reports, proxy statements and other information with the Commission. These reports, proxy statements and other information are available for inspection and copying at the Commission's public reference rooms and the Commission's website referred to above.

                               SCIENT CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Scient Corporation

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Scient Corporation at March 31, 1998 and 1999, and the results of its operations and its cash flows for the period from November 7, 1997 (Inception) through March 31, 1998 and for the year ended March 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
April 26, 1999

                               SCIENT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      MARCH 31,    MARCH 31,    SEPTEMBER 30,
                                                        1998         1999           1999
                                                      ---------    ---------    -------------
                                                                                 (UNAUDITED)
                                           ASSETS
Current assets
  Cash and cash equivalents.........................   $ 3,301     $ 11,261       $ 14,277
  Short-term investments............................        --       16,868         35,709
  Restricted cash...................................       100           --             --
  Accounts receivable, net..........................       155        5,876         25,882
  Prepaid expenses..................................       137          811          4,010
  Other.............................................        --          318          3,727
                                                       -------     --------       --------
          Total current assets......................     3,693       35,134         83,605
Long-term investments...............................        --           --         22,160
Notes receivable....................................        --          160            160
Property and equipment, net.........................       322        3,410          5,687
Other...............................................       210          108            678
                                                       -------     --------       --------
                                                       $ 4,225     $ 38,812       $112,290
                                                       =======     ========       ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Bank borrowings, current..........................   $           $    413       $  1,106
  Accounts payable..................................       351          832          1,598
  Accrued expenses..................................        32        4,632         15,838
  Deferred revenue..................................        --          524          1,427
  Capital lease obligations, current................        11          625            721
                                                       -------     --------       --------
          Total current liabilities.................       394        7,026         20,690
Bank borrowings, long-term..........................        --        1,129          1,424
Capital lease obligations, long-term................        26          680            604
                                                       -------     --------       --------
          Total liabilities.........................       420        8,835         22,718
                                                       -------     --------       --------
Commitments and contingencies (Note 5)
Stockholders' equity
  Convertible preferred stock: issuable in series,
     $0.0001 par value; 10,000 shares authorized;
     5,333, 9,012 and no shares issued and
     outstanding, respectively......................         1            1             --
  Common stock: $0.0001 par value; 125,000 shares
     authorized; 21,868, 33,134 and 70,254 shares
     issued and outstanding, respectively...........         1            3              7
  Additional paid-in capital........................     6,497       70,055        137,574
  Unearned compensation.............................    (1,535)     (27,222)       (20,935)
  Accumulated deficit...............................    (1,159)     (12,860)       (27,074)
                                                       -------     --------       --------
          Total stockholders' equity................     3,805       29,977         89,572
                                                       -------     --------       --------
                                                       $ 4,225     $ 38,812       $112,290
                                                       =======     ========       ========

                See notes to consolidated financial statements.

                               SCIENT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               NOVEMBER 7, 1997
                                  (INCEPTION)                                SIX MONTHS ENDED
                                    THROUGH              YEAR ENDED            SEPTEMBER 30,
                                   MARCH 31,             MARCH 31,          -------------------
                                     1998                   1999             1998        1999
                               -----------------    --------------------    -------    --------
                                                                                (UNAUDITED)
Revenues.....................       $   179               $ 20,675          $ 5,018    $ 47,209
Operating expenses:
  Professional services......           102                 10,028            2,738      22,173
  Selling, general and
     administrative..........         1,228                 15,315            2,855      32,315
  Stock compensation.........            64                  7,679            1,501       8,522
                                    -------               --------          -------    --------
          Total operating
             expenses........         1,394                 33,022            7,094      63,010
                                    -------               --------          -------    --------
Loss from operations.........        (1,215)               (12,347)          (2,076)    (15,801)
Interest income, net.........            56                    646              265       1,588
                                    -------               --------          -------    --------
Net loss.....................       $(1,159)              $(11,701)         $(1,811)   $(14,213)
                                    =======               ========          =======    ========
Net loss per share:
  Basic and diluted..........       $ (0.10)              $  (0.89)         $ (0.15)   $  (0.30)
                                    =======               ========          =======    ========
  Weighted average shares....        11,894                 13,198           12,136      46,828
                                    =======               ========          =======    ========

                See notes to consolidated financial statements.

                               SCIENT CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 CONVERTIBLE
                               PREFERRED STOCK    COMMON STOCK     ADDITIONAL      STOCK
                               ---------------   ---------------    PAID-IN     SUBSCRIPTION     UNEARNED     ACCUMULATED
                               SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL      RECEIVABLE    COMPENSATION     DEFICIT
                               ------   ------   ------   ------   ----------   ------------   ------------   -----------
Issuance of common stock to
  founder....................      --     $--    17,068     $--     $     --       $  --         $     --      $     --
Issuance of Series A
  convertible preference
  stock, net of issuance cost
  of $20.....................   5,333      1         --     --         4,779          --               --            --
Unearned compensation........      --     --         --     --         1,599          --           (1,599)           --
Amortization of unearned
  compensation...............      --     --         --     --            --          --               64            --
Exercise of common stock
  options....................      --     --      4,800      1           119          --               --            --
Net loss.....................      --     --         --     --            --          --               --        (1,159)
                               ------     --     ------     --      --------       -----         --------      --------
Balance at March 31, 1998....   5,333      1     21,868      1         6,497          --           (1,535)       (1,159)
Issuance of Series A
  convertible preferred
  stock......................     950     --         --     --         1,425        (873)              --            --
Issuance of Series B
  convertible preferred
  stock, net of issuance cost
  $38........................   2,240     --         --     --        14,189          --               --            --
Issuance of Series C
  convertible preferred
  stock, net of issuance cost
  $54........................   1,051     --         --     --        11,346          --               --            --
Repurchase of Series A
  convertible preferred stock
  by canceling the stock
  subscription receivable....    (562)    --         --     --          (844)        873               --            --
Unearned compensation........      --     --         --     --        33,366          --          (33,366)           --
Amortization of unearned
  compensation...............      --     --         --     --            --          --            7,679            --
Exercise of common stock
  options and warrants,
  net........................      --     --     11,266      2         4,076          --               --            --
Net loss.....................      --     --         --     --            --          --               --       (11,701)
                               ------     --     ------     --      --------       -----         --------      --------
Balance at March 31, 1999....   9,012      1     33,134      3        70,055          --          (27,222)      (12,860)
Conversion of convertible
  preferred stock to common
  stock (unaudited)..........  (9,012)    (1)    29,466      3            (2)         --               --            --
Issuance of common stock in
  initial public offering net
  of issuance cost $1,455
  (unaudited)................      --     --      6,900      1        62,727          --               --            --
Issuance of common stock
  (unaudited)................      --     --        300     --         1,800          --               --            --
Unearned compensation
  (unaudited)................      --     --         --     --         2,234          --           (2,234)           --
Amortization of unearned
  compensation (unaudited)...      --     --         --     --            --          --            8,521            --
Exercise of common stock
  options and warrants, net
  (unaudited)................      --     --        454     --           760          --               --            --
Net loss (unaudited).........      --     --         --     --            --          --               --       (14,214)
                               ------     --     ------     --      --------       -----         --------      --------
Balance at September 30, 1999
  (unaudited)................      --     $--    70,254     $7      $137,574       $  --         $(20,935)     $(27,074)
                               ======     ==     ======     ==      ========       =====         ========      ========


                                   TOTAL
                               STOCKHOLDERS'
                                  EQUITY
                               -------------
Issuance of common stock to
  founder....................    $     --
Issuance of Series A
  convertible preference
  stock, net of issuance cost
  of $20.....................       4,780
Unearned compensation........          --
Amortization of unearned
  compensation...............          64
Exercise of common stock
  options....................         120
Net loss.....................      (1,159)
                                 --------
Balance at March 31, 1998....       3,805
Issuance of Series A
  convertible preferred
  stock......................         552
Issuance of Series B
  convertible preferred
  stock, net of issuance cost
  $38........................      14,189
Issuance of Series C
  convertible preferred
  stock, net of issuance cost
  $54........................      11,346
Repurchase of Series A
  convertible preferred stock
  by canceling the stock
  subscription receivable....          29
Unearned compensation........          --
Amortization of unearned
  compensation...............       7,679
Exercise of common stock
  options and warrants,
  net........................       4,078
Net loss.....................     (11,701)
                                 --------
Balance at March 31, 1999....      29,977
Conversion of convertible
  preferred stock to common
  stock (unaudited)..........          --
Issuance of common stock in
  initial public offering net
  of issuance cost $1,455
  (unaudited)................      62,728
Issuance of common stock
  (unaudited)................       1,800
Unearned compensation
  (unaudited)................          --
Amortization of unearned
  compensation (unaudited)...       8,521
Exercise of common stock
  options and warrants, net
  (unaudited)................         760
Net loss (unaudited).........     (14,214)
                                 --------
Balance at September 30, 1999
  (unaudited)................    $ 89,572
                                 ========

                See notes to consolidated financial statements.

                               SCIENT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  NOVEMBER 7,
                                                     1997
                                                  (INCEPTION)                 SIX MONTHS ENDED
                                                    THROUGH     YEAR ENDED     SEPTEMBER 30,
                                                   MARCH 31,    MARCH 31,    ------------------
                                                     1998          1999       1998       1999
                                                  -----------   ----------   -------   --------
                                                                                (UNAUDITED)
Cash flows from operating activities:
Net loss........................................    $(1,159)     $(11,701)   $(1,811)  $(14,213)
     Adjustments to reconcile net loss to net
       cash used in operating activities:
     Depreciation and amortization..............         12           622        147      1,147
     Provision for doubtful accounts............         --           200         89      1,896
     Amortization of unearned compensation......         64         7,679      1,501      8,522
       Changes in assets and liabilities:
          Accounts receivable...................       (155)       (6,186)    (2,044)   (24,398)
          Notes receivable......................         --          (160)        --         --
          Other assets..........................       (347)         (624)      (196)    (4,762)
          Accounts payable......................        351           481        (92)       926
          Accrued expenses......................         32         4,600        339     11,206
          Deferred revenue......................         --           524          3        903
                                                    -------      --------    -------   --------
             Net cash used in operating
               activities.......................     (1,202)       (4,565)    (2,064)   (18,773)
                                                    -------      --------    -------   --------
Cash flows from investing activities:
  Purchase of property and equipment, net.......       (297)       (2,360)    (1,059)    (3,129)
  Purchase of investments.......................         --       (16,868)        --   (203,627)
  Proceeds from sale of investments.............         --            --         --    162,391
                                                    -------      --------    -------   --------
             Net cash used in investing
               activities.......................       (297)      (19,228)    (1,059)   (44,365)
                                                    -------      --------    -------   --------
Cash flows from financing activities:
  Proceeds from bank borrowings.................         --         1,542        877        988
  Proceeds from convertible preferred stock,
     net........................................      4,780        26,116     14,754         --
  Proceeds from initial public offering, net....         --            --         --     62,728
  Proceeds from exercise of common stock options
     and warrants, net..........................        120         4,077        422      2,714
  Principal payments on capital lease
     obligations................................         --           (82)        --       (276)
  Restricted cash...............................       (100)          100         --         --
                                                    -------      --------    -------   --------
             Net cash provided by financing
               activities.......................      4,800        31,753     16,053     66,154
                                                    -------      --------    -------   --------
Increase in cash and cash equivalents...........      3,301         7,960     12,930      3,016
Cash and cash equivalents at beginning of
  period........................................         --         3,301      3,301     11,261
                                                    -------      --------    -------   --------
Cash and cash equivalents at end of period......    $ 3,301      $ 11,261    $16,231   $ 14,277
                                                    =======      ========    =======   ========
Supplemental cash flow information:
  Cash paid for interest........................    $     1      $     85    $   101   $    101
                                                    =======      ========    =======   ========
Supplemental non-cash financing activity:
  Property and equipment acquired under capital
     lease......................................    $    37      $  1,350    $     1   $    324
                                                    =======      ========    =======   ========

                See notes to consolidated financial statements.

                               SCIENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company

     Scient Corporation (the "Company") was incorporated in California on November 7, 1997. The Company is a leading provider of the new category of professional services called systems innovation. The Company provides integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. These services include strategy consulting, customer experience design, systems architecture, application and technology infrastructure development and asset-based services.

     Consolidation (unaudited)

     The consolidated financial statements include the accounts of Scient Corporation and its subsidiaries after elimination of intercompany balances and transactions.

     Unaudited Interim Results

     The interim consolidated financial statements as of September 30, 1999 and for the six months ended September 30, 1998 and 1999, together with the financial data and other information from those periods disclosed in these notes to the consolidated financial statements, are unaudited. In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

     Reincorporation

     In March 1999, the Company's Board of Directors authorized, and in April 1999 the stockholders approved, the reincorporation of the Company in the State of Delaware. Following the reincorporation, the Company is authorized to issue 40,000,000 shares of $.0001 par value Common Stock and 11,500,000 shares of $.0001 par value Preferred Stock. In May 1999 (unaudited), upon the effectiveness of the initial public offering, 125,000,000 shares of common stock and 10,000,000 shares of undesignated convertible preferred stock were authorized. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Share information for the period from November 7, 1997 (Inception) through March 31, 1998 and for the year ended March 31, 1999 has been retroactively adjusted to reflect the reincorporation and increase in shares authorized.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition

     The Company derives its revenues from service agreements. Revenues pursuant to time and materials contracts are generally recognized as services are performed. Revenues pursuant to fixed-fee

                               SCIENT CORPORATION
contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenues exclude reimbursable expenses charged to and collected from clients.

     Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated. To date, such losses have been insignificant. Unbilled fees and services on contracts are comprised of costs plus fees on certain contracts in excess of contractual billings on such contracts. Advanced billings and billings in excess of costs plus fees are classified as deferred revenue.

     Operating Expenses

     Professional Services. Professional services expenses consist primarily of compensation and benefits of the Company's employees engaged in the delivery of professional services.

     Stock Compensation. The Company amortizes unearned compensation recorded in connection with certain stock option grants over the vesting periods of the related options.

     Cash, Cash Equivalents and Restricted Cash

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     During 1998, in accordance with the terms of a credit arrangement, the Company purchased a certificate of deposit for $100,000. The use of this cash was restricted at March 31, 1998 and such restriction has lapsed. The fair value of the certificate of deposit approximated cost at March 31, 1998.

     Investments

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has categorized its marketable securities as "available-for-sale." At March 31, 1999, amortized cost approximated fair value and unrealized gains and losses were insignificant.

     The portfolio of short-term investments (including cash and cash equivalents) consisted of the following (in thousands):

                                                              MARCH 31,
                                                                1999
                                                              ---------
Cash........................................................   $ 2,251
Commercial paper............................................     5,956
Government securities.......................................    10,582
Foreign securities..........................................     3,176
Term notes..................................................     6,164
                                                               -------
                                                               $28,129
                                                               =======

     Long term investments consist primarily of marketable securities with original maturities of greater than twelve months (unaudited). In addition, in July 1999 (unaudited), the Company established a wholly-owned subsidiary, Scient Capital LLC, which serves as an investment vehicle to make equity investments in clients who meet certain criteria.

                               SCIENT CORPORATION

     The Company uses the cost method to account for investments in which it has made a minority interest and does not exercise significant influence.

     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from clients located in the U.S. The Company performs ongoing credit evaluations of its clients' financial condition and generally requires no collateral from its clients. To date, the Company has not experienced any material losses.

     The following table summarizes the revenue from clients in excess of 10% of total revenues:

                                                          NOVEMBER 7,
                                                             1997
                                                          (INCEPTION)
                                                            THROUGH      YEAR ENDED
                                                           MARCH 31,     MARCH 31,
                                                             1998           1999
                                                          -----------    ----------
Company A...............................................      60%             7%
Company B...............................................      35              3
Company C...............................................      --             13
Company D...............................................      --             11
Company E...............................................      --             11

     At March 31, 1998, Company A and B accounted for 54% and 40% of accounts receivable, respectively. At March 31, 1999, three clients represented 31%, 21% and 12% of accounts receivable.

     Fair Value of Financial Instruments

     The Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, debt and capital lease obligations, are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

     Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method ranging from eighteen months to five years for computer equipment and software and furniture and fixtures, which is deemed to be the estimated useful lives of the assets. Leasehold improvements and assets held under capital leases are amortized over the term of the lease or estimated useful lives, whichever is shorter.

     Stock Compensation

     The Company accounts for employee stock compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the exercise price.

                               SCIENT CORPORATION

     Income Taxes

     Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

     Net Loss Per Share

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share," and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of Common Stock subject to repurchase rights and incremental shares of Common Stock issuable upon the exercise of stock options and warrants and upon conversion of Series A, B and C Convertible Preferred Stock.

     The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                       NOVEMBER 7, 1997                          SIX MONTHS           SIX MONTHS
                                      (INCEPTION) THROUGH     YEAR ENDED           ENDED                ENDED
                                        MARCH 31, 1998      MARCH 31, 1999   SEPTEMBER 30, 1998   SEPTEMBER 30, 1999
                                      -------------------   --------------   ------------------   ------------------
                                                                                           (UNAUDITED)
Numerator
Net loss............................        $(1,159)           $(11,701)          $ (1,811)            $(14,213)
                                            =======            ========           ========             ========
Denominator
  Weighted average shares...........         17,066              26,750             24,040               61,546
  Weighted average unvested common
    shares to repurchase............         (5,172)            (13,552)           (11,904)             (14,718)
                                            -------            --------           --------             --------
  Denominator for basic and diluted
    calculation.....................         11,894              13,198             12,136               46,828
                                            =======            ========           ========             ========
Net loss per share:
  Basic and diluted.................        $ (0.10)           $  (0.89)          $  (0.15)            $  (0.30)
                                            =======            ========           ========             ========

                               SCIENT CORPORATION

     The following table sets forth common stock equivalents that are not included in the diluted net income per share calculation above because to do so would be antidilutive for the periods indicated (in thousands):

                                                              NOVEMBER 7,
                                                                 1997
                                                              (INCEPTION)
                                                                THROUGH      YEAR ENDED
                                                               MARCH 31,     MARCH 31,
                                                                 1998           1999
                                                              -----------    ----------
Weighted average effect of common stock equivalents:
  Series A Convertible Preferred Stock......................    17,360         24,600
  Series B Convertible Preferred Stock......................        --          3,622
  Series C Convertible Preferred Stock......................        --            254
  Common Stock warrants.....................................        30            126
  Unvested common shares subject to repurchase..............     5,172         13,552
  Employee Stock Options....................................     1,944          4,702
                                                                ------         ------
                                                                24,506         46,856
                                                                ======         ======

     Comprehensive Income

     Effective March 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

     Segment Information

     Effective March 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the period from November 7, 1997 (inception) through March 31, 1998 and the year ended March 31, 1999, the Company operated in a single business segment providing eBusiness professional services, primarily in the United States. Through March 31, 1999, foreign operations have not been significant in either revenue or investment in long-lived assets.

     Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

     Recent Accounting Pronouncements

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. We adopted SOP 98-1 effective April 1, 1999. Such adoption did not have a significant effect on our results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities". In June 1999 (unaudited), the FASB issued SFAS No. 137, "Accounting for Derivatives

                               SCIENT CORPORATION
and Hedging Activities-Deferral of the Effective Date of SFAS No. 133." SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters beginning with the quarter ending June 30, 2000. SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company will adopt SFAS 133 in its quarter ending June 30, 2000 and does not expect such adoption to have an impact on the Company's results of operations, financial position or cash flows.

2. BALANCE SHEET COMPONENTS

                                                            MARCH 31,    MARCH 31,
                                                              1998         1999
                                                            ---------    ---------
                                                                (IN THOUSANDS)
Accounts receivable:
  Accounts receivable.....................................    $ 83        $3,701
  Unbilled fees and services..............................      72         2,640
                                                              ----        ------
                                                               155         6,341
  Less allowance for doubtful accounts....................      --          (200)
                                                              ----        ------
                                                              $155        $6,141
                                                              ====        ======
Property and equipment, net:
  Computer equipment and software.........................    $278        $1,775
  Equipment under capital leases..........................      37         1,387
  Furniture and fixtures..................................      19           524
  Leasehold improvements..................................      --           358
                                                              ----        ------
                                                               334         4,044
  Less accumulated depreciation and amortization..........     (12)         (634)
                                                              ----        ------
                                                              $322        $3,410
                                                              ====        ======

     Depreciation expense from inception through March 31, 1998 and for the year ended March 31, 1999 was $12,000 and $552,000, respectively. Accumulated depreciation of assets under capital leases totaled $70,000 at March 31, 1999. The equipment under capital leases collaterizes the related lease obligations.

                                                            MARCH 31,    MARCH 31,
                                                              1998         1999
                                                            ---------    ---------
                                                                (IN THOUSANDS)
Accrued expenses:
  Accrued compensation and benefits.......................    $ 32        $2,554
  Professional expenses...................................      --           735
  Purchased software......................................      --           750
  Other...................................................      --           593
                                                              ----        ------
                                                              $ 32        $4,632
                                                              ====        ======

3. INCOME TAXES

     At March 31, 1998 and 1999, the Company had approximately $1,069,000 and $4,575,000, respectively, of federal and state net operating loss carryforwards available to offset future taxable income

                               SCIENT CORPORATION
which expire in varying amounts beginning in 2018 and 2006, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

     The Company has incurred losses from inception through March 31, 1998 and for the year ended March 31, 1999. Management believes that, based on the history of such losses and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation reserve has been recorded at March 31, 1998 and March 31, 1999.

     Deferred tax assets and liabilities consist of the following:

                                                            MARCH 31,    MARCH 31,
                                                              1998         1999
                                                            ---------    ---------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards........................    $ 439       $1,877
  Accruals and reserves...................................        7          123
                                                              -----       ------
                                                                446        2,000
  Less valuation allowance................................     (446)      (2,000)
                                                              -----       ------
                                                              $  --       $   --
                                                              =====       ======

4. BORROWINGS

     In May 1998, the Company entered into a $1,400,000 equipment lease line and a $1,000,000 line of credit under a Loan and Security Agreement. The equipment line draw down expires in May 1999. Interest will accrue from the date of each draw down at a rate of one percent plus prime per annum (8.8% at March 31, 1999) and is payable monthly through May 15, 1999. Equipment draw downs that are outstanding on May 15, 1999 are payable in 36 equal monthly principal installments, plus all accrued interest, beginning on June 15, 1999. The line of credit charges interest at a rate of one-half percent plus prime per annum (8.3% at March 31, 1999). The assets of the Company are pledged as collateral for the Company's credit facilities.

     In August 1998, the Company amended the Loan and Security Agreement to add a second $1,400,000 equipment lease line and increased the line of credit to $2,000,000. The second equipment lease line draw down expires in September 1999. Interest accrual and payment terms are similar to the terms of the first equipment lease line.

     At March 31, 1999, the Company had $1,542,000 outstanding under the equipment lease line. Under the lines of credit, the Company is required to maintain certain financial covenants. At March 31, 1999, the Company was in compliance with all such covenants.

     In April 1999, the Company drew down an additional $278,000 under the equipment lease line.

     In October 1999 (unaudited), the Company amended the Loan and Security Agreement to increase the equipment lease line to $4.0 million and the line of credit to $8.0 million. The equipment lease line's draw down expires during the period of May 1999 through September 2000. The amounts available at September 30, 1999 were $1.5 million and $1.9 million, respectively. Interest will accrue from the date of

                               SCIENT CORPORATION
each draw down at a rate of one percent plus prime per annum and is payable monthly through the expiration date. The line of credit expires in May 2000 and charges interest at a rate of one-half percent plus prime per annum.

5. COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2010. Rent expense from inception through March 31, 1998 and for the year ended March 31, 1999 was $72,000 and $1,156,000, respectively. There was no sublease income for the period from inception through March 31, 1998 and sublease income for the year ended March 31, 1999 was $181,000. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has recognized prepaid expense for rent expenditures not incurred but paid.

     Future minimum lease payments, (excluding future minimum sublease income of $397,000), under noncancelable operating and capital leases at March 31, 1999 are as follows:

                         YEAR ENDED                           CAPITAL   OPERATING
                         MARCH 31,                            LEASES     LEASES
                         ----------                           -------   ---------
                                                                (IN THOUSANDS)
2000........................................................  $  713     $ 2,285
2001........................................................     656       2,457
2002........................................................      29       1,277
2003........................................................      22       1,176
2004........................................................       9       1,212
Thereafter..................................................      --       7,157
                                                              ------     -------
Total minimum lease payments................................   1,429     $15,564
                                                                         =======
Less amount representing interest...........................     124
                                                              ------
Present value of capital lease obligations..................   1,305
Less current portion........................................     625
                                                              ------
Capital lease obligations, long-term........................  $  680
                                                              ======

     In April 1999, the Company entered into a capital lease agreement to purchase furniture and fixtures totaling approximately $116,000. Principal and interest under the capital lease are payable in 60 equal monthly installments.

     In May 1999 (unaudited), the Company entered into a lease agreement for one of its office facilities. The lease term is from May 1999 through December 2004 with future minimum lease payments totaling $2,819,000.

     Letters of Credit

     At March 31, 1999, the Company maintained a $400,000 letter of credit to secure the lease deposit on one of its office facilities. The letter of credit expired October 1999 at which time a new letter of credit will automatically be issued at $300,000 which expires May 2001. The Company also maintained a $250,000 letter of credit to secure the lease deposit on another one of its office facilities. The letter of credit expires October 2003. The Company maintained a $300,000 letter of credit to secure one of its

                               SCIENT CORPORATION
capital leases. The letter of credit expires March 31, 2000. The letters of credit are secured by the line of credit.

     In April 1999, the Company maintained an additional letter of credit for approximately $104,000 to secure a lease deposit on one of its office facilities. The letter of credit expires April 2000. The letter of credit is secured by the line of credit.

     In May 1999 (unaudited), the Company maintained an additional letter of credit for approximately $528,000 to secure future rents on one of its office facilities. The letter of credit expires December 2000. The letter of credit is secured by the line of credit.

     In August 1999 (unaudited), the Company maintained an additional letter of credit for approximately $500,000 to secure a lease deposit on one of its office facilities. The letter of credit expires April 2001. The letter of credit is secured by the line of credit.

     In October 1999 (unaudited), the Company maintained an additional two letters of credit for approximately $3.0 million and $1.0 million to secure future rents and a lease deposit, respectively, on two of its office facilities. The letters of credit expire July 2000 and October 2000, respectively. The letters of credit are secured by the line of credit.

     In November 1999 (unaudited), the Company maintained an additional two letters of credit for approximately $1.1 million and $323,000 to secure lease deposits on two of its office facilities. The letters of credit expire December 2000 and November 2000, respectively. The letters of credit are secured by the line of credit.

     Contingencies

     From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect in the financial position or results of operations of the Company.

6. CONVERTIBLE PREFERRED STOCK

     Convertible Preferred Stock at March 31, 1999 consists of the following, (in thousands):

                                                                                LIQUIDATION   PROCEEDS
                                                SHARES                            AMOUNT       NET OF
                                       ------------------------   LIQUIDATION       PER       ISSUANCE
               SERIES                  AUTHORIZED   OUTSTANDING     AMOUNT         SHARE       COSTS
               ------                  ----------   -----------   -----------   -----------   --------
A....................................     6,283        5,721        $ 5,149        $ .90      $ 5,360
B....................................     2,241        2,240         14,224         6.35       14,189
C....................................     1,382        1,051         11,403        10.85       11,346
Undesignated.........................     1,594           --             --                        --
                                         ------        -----        -------                   -------
  Total..............................    11,500        9,012        $30,776                   $30,895
                                         ======        =====        =======                   =======

                               SCIENT CORPORATION

     The holders of Series A, B and C Convertible Preferred Stock ("Convertible Preferred") have various rights and preferences as follows:

     Voting

     Each share of Convertible Preferred has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock. Series A, voting together as a separate class, is entitled to elect two Directors to the Board as long as 750,000 shares originally issued are outstanding at each annual election. The holders of outstanding Common Stock, voting together as a separate class, are entitled to elect two Directors. Convertible Preferred (on an as-converted basis) and Common Stock are entitled to elect any remaining Directors together as a single class.

     Dividends

     Holders of Series A, B and C Convertible Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $.072, $.508 and $.868 per share, respectively, or if greater, an amount equal to that paid on any other shares when and if declared by the Board of Directors. No dividends on Convertible Preferred or Common Stock have been declared by the Board from inception through March 31, 1999.

     Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Convertible Preferred own less than 50% of the resulting voting power of the surviving entity, the holders of Series C Convertible Preferred Stock are entitled to receive an amount of $10.85 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Series A and B Convertible Preferred Stock. The holders of Series B Convertible Preferred Stock are entitled to receive an amount of $6.35, per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Series A Convertible Preferred Stock. The holders of Series A Convertible Preferred Stock are entitled to receive an amount of $.90 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. The remaining assets, if any, shall be distributed to the holders of Common Stock.

     Conversion

     Each share of Convertible Preferred Stock was convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. The initial conversion ratio per share for Series A Convertible Preferred Stock was two shares of common for one share of Convertible Preferred Stock, and for Series B and C Convertible Preferred Stock was one share of common for one share of Convertible Preferred Stock. Each share of Series A and B Convertible Preferred Stock automatically converted into the number of shares of Common Stock into which such shares were convertible at the then effective conversion ratio upon the closing of our initial public offering of Common Stock. Each share of Series C Convertible Preferred Stock automatically converted into the number of shares of Common Stock into which such shares were convertible at the then effective conversion ratio upon the closing of our initial public offering of Common Stock. In addition, each share of Convertible Preferred Stock would have been automatically converted into shares of Common Stock upon either (1) a firm commitment underwritten public offering of the Company's Common Stock approved by all Convertible Preferred

                               SCIENT CORPORATION

Stock voting together as a single class or (2) upon the vote of Convertible Preferred Stock as a single class and the vote of Series C Convertible Preferred Stock voting as a separate class.

     In December 1999 (unaudited), upon the 2-for-1 stock split, the initial conversion ratio of convertible preferred stock changed and has been retroactively reflected.

     Stock Subscription Receivable

     In May 1998, the Company entered into a full-recourse note receivable (the "Note") with a Director of the Company for approximately $844,000 bearing interest at 5.5% per annum with principal and accrued interest payable annually over three years. The Note was secured by Convertible Preferred Stock. In October 1998, the Company entered into a Stock Restriction Agreement with the Director that provided the Company the right to repurchase of the Convertible Preferred Stock purchased with the Note upon the Director's resignation upon certain criteria. In March 1999, upon the Director's resignation, the Company repurchased the 562,500 shares of Convertible Preferred Stock at $1.50 per share, the original issuance price, by canceling the note receivable.

     Transactions with Entities Related to Director

     A director of the Company, who is also a shareholder of the Company, is also a director and shareholder of four clients for which the Company recognized $3,695,000 in revenue for the year ended March 31, 1999. The terms and conditions of such transactions were normal and customary. No revenue was recognized for those clients during the period from inception through March 31, 1998.

     In addition, such director and another director of the Company hold equity interests exceeding ten percent of the total outstanding equity of several of the Company's clients.

7. COMMON STOCK

     At March 31, 1999, the Company's Certificate of Incorporation, as amended, authorized the Company to issue 40,000,000 shares of $.0001 par value Common Stock. A portion of the shares sold are subject to the right of repurchase by the Company subject to vesting, which is generally over a four year period from the employee hire date until vesting is complete. At March 31, 1998 and 1999, there were 4,800,000 and 13,732,000 shares subject to repurchase, respectively.

     Founder Stock Agreement

     Certain Common Stock was issued to the founder of the Company and is subject to repurchase in the event of voluntary termination or involuntary termination with cause. 75% of the shares vested over a one-year period. The remaining 25% generally vest over an additional three-year period. In the event of termination without cause, a substantial sale of the Company's assets, or a merger, all remaining shares would immediately vest. At March 31, 1998 and 1999, approximately 5,174,000 and 3,088,000 shares, respectively, of outstanding Common Stock were subject to repurchase by the Company at the original purchase price of $.000025.

     Employee Loan

     At March 31, 1999, the Company had a full-recourse note receivable with an employee of the Company for $160,000 bearing interest at 4.64% per annum. Interest is payable annually over the next two years on the anniversary date of the note. The principal is due on January 28, 2001. The note is secured by the Company's Common Stock.

                               SCIENT CORPORATION

     Warrants for Common Stock

     In March 1998, the Company issued a warrant to purchase 160,000 shares of Common Stock for $.05 per share to a company affiliated with a member of the Board of Directors of the Company in exchange for services rendered. The Company, using the Black-Scholes option pricing model, determined that the fair value of the warrant at the date of issuance was nominal. In September 1998, the warrant was exercised.

     In May 1998, the Company issued a warrant to purchase 50,000 shares of Common Stock for $.13 per share to a non-employee of the Company in exchange for services rendered. The Company, using the Black-Scholes option pricing model, determined that the fair value of the warrant at the date of issuance was nominal. Such warrant is outstanding at March 31, 1999 and expires in 2003.

     In January 1999, the Company issued a warrant to purchase 15,750 shares of Common Stock for $.38 per share to a company affiliated with a member of the Board of Directors of the Company in exchange for services rendered. The Company, using the Black-Scholes option pricing model, determined that the fair value of the warrant at the date of issuance was nominal. Such warrant is outstanding at March 31, 1999 and expires in 2004.

     In May 1999 (unaudited), the Company entered into a 24-month consulting agreement with a company for recruiting services. The Company paid $500,000, issued 300,000 shares of Common Stock and granted an option to purchase an additional 100,000 shares at $6.00 per share. The Company, using the Black-Scholes pricing model, calculated the fair value of the option on the date of grant, and will recognize the total value of the agreement over the service period.

     At March 31, 1999, the Company had reserved shares of Common Stock for future issuance as follows (in thousands):

                                                              MARCH 31,
                                                                1999
                                                              ---------
Conversion of Series A......................................    22,884
Conversion of Series B......................................     4,480
Conversion of Series C......................................     2,102
Exercise of options under the 1997 Stock Option Plan........    26,860
Exercise of outstanding warrants............................        66
Undesignated................................................    68,608
                                                               -------
                                                               125,000
                                                               =======

     Stock Split

     In April 1998, the Company effected a 2-for-1 stock split of Common Stock. All data shown in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the stock split.

     In December 1999 (unaudited), the Company effected a 2-for-1 stock split of Common Stock. All data shown in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the stock split.

                               SCIENT CORPORATION

8. EMPLOYEE BENEFIT PLANS

     401(k) Savings Plan

     The Company has a savings plan (the "Savings Plan") that qualifies as a defined contribution arrangement under Section 401(a), 401(k) and 501(a) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 25%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the United States payroll of the Company are eligible to participate in the Plan. The Company will determine its contributions, if any, based on its current profits and/or retained earnings; however, no contributions have been made since the inception of the Savings Plan.

     1997 Stock Option Plan

     In December 1997, the Company adopted the Scient Corporation 1997 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees, outside directors, and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 13,430,000 shares of Common Stock for issuance under the Plan.

     The Plan provides that the options shall be exercisable over a period not to exceed ten years from the date of the grant; however, in the case of an ISO granted to a person owning more than 10% of the combined voting power of all classes of the stock of the Company, the term of the option will be five years from the date of the grant.

     In accordance with the Plan, the stated exercise price shall not be less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

     Options are generally exercisable immediately and are subject to repurchase by the Company, with the repurchase restriction lapsing at such times and under such conditions as determined by the Board of Directors. Options granted to date generally vest with respect to 25% of the options after one year from date of grant, with the remaining options vesting in equal monthly installments over the following 36 months.

     1999 Equity Incentive Plan

     In March 1999, effective upon the closing of the Company's initial public offering, the Board of Directors adopted and the stockholders approved, the 1999 Equity Incentive Plan (the "Plan") and reserved 1,200,000 shares of Common Stock plus the aggregate number of shares available under the 1997 Stock Option Plan of Common Stock for issuance thereunder. In January 2000, and every year thereafter, shares reserved for issuance will automatically increase by a number equal to the lesser of 8% of the total number of Common Stock outstanding or 5,000,000 shares. The Plan authorized the award of options, restricted stock awards and stock bonuses (the "Award"). No person will be eligible to receive more than 1,000,000 shares in any calendar year pursuant to Awards under the Plan other than a new employee of the Company who will be eligible to receive no more than 2,000,000 shares in the calendar

                               SCIENT CORPORATION
year in which such employee commences employment. Options granted under the Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, outside directors, and consultants of the Company.

     Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. The maximum term of options granted under the 1999 Plan is ten years.

     1999 Employee Stock Purchase Plan

     In April 1999, the board of directors and stockholders adopted the 1999 Employee Stock Purchase Plan (the "Plan"), which became effective immediately prior to the effective date of the Company's initial public offering. The Plan reserved 2,000,000 shares of Common Stock for issuance thereunder. On each May 1 beginning in 2000, the aggregate number of shares reserved for issuance under the Plan will be increased automatically to 2,000,000 shares. Employees generally will be eligible to participate in the Plan if they are employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the Plan) 5% stockholders of the Company. Under the Plan, eligible employees may select a rate of payroll deduction up to 15% of their W-2 cash compensation subject to certain maximum purchase limitations. The first Offering Period is expected to begin on the first business day on which price quotations for the Company's common stock are available on The Nasdaq National Market. Depending on the effective date, the first Purchase Period may be more or less than six months long. Offering Periods thereafter will begin on May 1 and November 1. Purchases will occur on April 30 and October 31, or the last day of trading prior to these dates. The price at which the common stock is purchased under the Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable offering period or on the last day of that purchase period.

     The following summarizes stock option activity under the stock option plans (in thousands, except per share amounts):

                                                                       OPTIONS OUTSTANDING
                                                      OPTIONS     -----------------------------
                                                     AVAILABLE                      WEIGHTED
                                                        FOR       OUTSTANDING       AVERAGE
                                                       GRANT        SHARES       EXERCISE PRICE
                                                     ---------    -----------    --------------
Shares authorized..................................    33,260            --          $  --
  Options granted below fair value.................    (7,164)        7,164            .03
  Options exercised................................        --        (4,800)           .03
  Options canceled.................................        --            --             --
                                                      -------       -------
Balance at March 31, 1998..........................    26,096         2,364            .03
                                                      -------       -------
  Options granted below fair value.................   (15,836)       15,836            .77
  Options exercised................................        --       (11,392)           .36
  Options canceled.................................       904          (904)           .11
  Unvested shares repurchased......................       286            --            .03
                                                      -------       -------
Balance at March 31, 1999..........................    11,450         5,904          $1.36
                                                      =======       =======

                               SCIENT CORPORATION

     The minimum value of options granted from inception through March 31, 1998 and year ended March 31, 1999 was $.01 and $.48, respectively.

     The following table summarizes the information about stock options outstanding and exercisable at March 31, 1999 (in thousands, except per share amounts):

                           OPTIONS OUTSTANDING                OPTIONS VESTED AND
                  --------------------------------------          EXERCISABLE
                                  WEIGHTED                  -----------------------
                                   AVERAGE      WEIGHTED      NUMBER       WEIGHTED
                                  REMAINING     AVERAGE       VESTED       AVERAGE
   RANGE OF         NUMBER       CONTRACTUAL    EXERCISE        AND        EXERCISE
EXERCISE PRICE    OUTSTANDING       LIFE         PRICE      OUTSTANDING     PRICE
--------------    -----------    -----------    --------    -----------    --------
 $ .03 -  .13          458        9.20 years     $ .04          62           $.03
 $     .33...        1,560        9.57 years     $ .33          --           $ --
 $ .55 -  .80        2,666        9.98 years     $ .78          26           $.80
 $3.25 - 5.00        1,220       10.20 years     $4.44          --           $ --
                     -----                                      --
                     5,904        9.86 years     $1.36          88           $.25
                     =====                                      ==

     Fair Value Disclosures

     The Company applies the measurement principles of APB No. 25 in accounting for its stock option plan. Had compensation expense for options granted for the period ended March 31, 1998 and the year ended March 31, 1999 been determined based on the fair value at the grant dates as prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below.

                                                  NOVEMBER 7, 1997
                                                 (INCEPTION) THROUGH      YEAR ENDED
                                                   MARCH 31, 1998       MARCH 31, 1999
                                                 -------------------    --------------
Net loss:
     As reported...............................        $(1,159)            $(11,701)
                                                       =======             ========
     Pro forma.................................        $(1,159)            $(12,265)
                                                       =======             ========
Net loss per share:
     As reported...............................        $  (.10)            $   (.89)
                                                       =======             ========
     Pro forma.................................        $  (.10)            $   (.93)
                                                       =======             ========

     The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                  NOVEMBER 7, 1997
                                                 (INCEPTION) THROUGH      YEAR ENDED
                                                   MARCH 31, 1998       MARCH 31, 1999
                                                 -------------------    --------------
Risk-free interest rates.......................         5.52%                5.26%
Expected lives (in years)......................            5                    5
Dividend yield.................................            0%                   0%
Expected volatility............................            0%                   0%

                               SCIENT CORPORATION

     Because the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.

     Unearned Compensation

     In connection with certain stock option grants from inception through March 31, 1998 and the year ended March 31, 1999, the Company recognized unearned compensation totaling $1,599,000 and $33,366,000, respectively, which is being amortized over the vesting periods, generally four years, of the related options. During the period from inception through March 31, 1999, the weighted average exercise price of 21,810,000 stock options was $.55 and the weighted average fair value was $2.16. Amortization expense recognized from inception through March 31, 1998 and the year ended March 31, 1999 totaled approximately $64,000 and $7,679,000, respectively. During the period from April 1, 1999 through April 22, 1999, the Company granted options to purchase an aggregate of 671,000 shares of Common Stock at an exercise price of $6 per share, the estimated fair value of Common Stock.

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